

2010 ANNUAL REPORT



URSTADT BIDDLE PROPERTIES INC.

41 CONSECUTIVE YEARS OF UNINTERRUPTED DIVIDENDS.

17 CONSECUTIVE YEARS OF INCREASED DIVIDENDS.

Stock prices are only opinions. But dividends are facts.




(In Millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

Revenues

Funds From Operations

Common & Class A Dividends Paid



URSTADT BIDDLE PROPERTIES INC.

Urstadt Biddle Properties Inc. is a self-administered publicly held real estate investment trust providing investors with a means of participating in the ownership of income-producing properties. Our core properties consist of neighborhood and community shopping centers in suburban areas of the northeastern United States with a primary concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey. Non-core assets consist of two industrial properties.

Class A Common Shares, Common Shares, Series C Preferred Shares and Series D Preferred Shares of the Company trade on the New York Stock Exchange under the symbols "**UBA**," "**UBP**," "**UBPPRC**" and "**UBPPRD**."

2010 ANNUAL REPORT CONTENTS





UBP
LISTED
NYSE
URSTADT BIDDLE
PROPERTIES INC.
UBA
LISTED
NYSE
NYSE Euronext

Members of the Board of Directors of Urstadt Biddle Properties ringing the closing bell at the New York Stock Exchange on June 8, 2010 in celebration of their 40th anniversary of being a NYSE listed company.

Selected Financial Data

(In thousands, except per share data)

Year Ended October 31,	2010	2009	2008	2007	2006
Balance Sheet Data:					
Total Assets	**$557,053**	$504,539	$506,117	$471,770	$451,350
Revolving Credit Lines	**$ 11,600**	$ —	$ 5,100	$ —	$ —
Mortgage Notes Payable	**$118,202**	$116,417	$104,954	$ 96,282	$104,341
Redeemable Preferred Stock	**$ 96,203**	$ 96,203	$ 96,203	$ 52,747	$ 52,747
Operating Data:					
Total Revenues	**$ 85,149**	$ 82,727	$ 80,856	$ 81,880*	$ 72,302
Total Expenses and Payments to Noncontrolling Interests	**$ 58,211**	$ 55,645	$ 52,649	$ 49,630	$ 48,708
Net Income Attributable to Urstadt Biddle Properties Inc.	**$ 27,542**	$ 27,743	$ 28,525	$ 32,751	$ 24,544
Per Share Data:					
Basic Earnings Per Share:					
Class A Common Stock	**$ .58**	$ .60	$ .66	$ .95	$ .63
Common Stock	**$ .53**	$ .55	$ .60	$ .86	$ .56
Diluted Earnings Per Share:					
Class A Common Stock	**$ .57**	$ .59	$ .64	$ .93	$ .61
Common Stock	**$ .52**	$ .54	$ .58	$ .83	$ .55
Cash Dividends on:					
Class A Common Stock	**$ .97**	$ .96	$ .95	$ .92	$ .90
Common Stock	**$ .88**	$ .87	$ .86	$ .83	$ .81
Total	**$1.85**	$1.83	$1.81	$1.75	$1.71
Other Data:					
Net Cash Flow Provided by (Used in):					
Operating Activities	**$ 45,172**	$ 42,611	$ 44,997	$ 49,307	$ 35,429
Investing Activities	**$ (51,195)**	$ (3,095)	$(33,694)	$(19,457)	$(20,129)
Financing Activities	**$ 11,358**	$(30,840)	$(13,857)	$(28,432)	$(38,994)
Funds from Operations *(Note)*	**$ 30,053**	$ 30,108	$ 30,444	$ 37,062*	$ 28,848
Common and Class A Dividends (as a percentage of Funds from Operations)	86%	82%	80%	64%	80%

Note: The Company has adopted the definition of Funds from Operations (FFO) suggested by the National Association of Real Estate Investment Trusts (NAREIT) and defines FFO as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of properties plus real estate related depreciation and amortization and after adjustments for unconsolidated joint ventures. For a reconciliation of net income and FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 33. FFO does not represent cash flows from operating activities in accordance with generally accepted accounting principles and should not be considered an alternative to net income as an indicator of the Company's operating performance. The Company considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance. However, comparison of the Company's presentation of FFO, using the NAREIT definition, to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. For a further discussion of FFO, see Management's Discussion and Analysis of Financial Conditions and Results of Operations on page 33.

Total Revenues
(In thousands)



$72,302
*
$81,880
$80,856
$82,727
$85,149
'06 '07 '08 '09 '10

Funds From Operations
(In thousands)



$28,848
*
$37,062
$30,444
$30,108
$30,053
'06 '07 '08 '09 '10

Combined Dividends
Paid on Common and
Class A Common Shares
(Per share)



$1.71
$1.75
$1.81
$1.83
$1.85
'06 '07 '08 '09 '10

*Includes $6 million settlement of lease guarantee obligation.

Letter To Our Stockholders

Well, we feel a lot better than we did a year ago! The frightening scare is over. Credit markets have basically returned to normal. Retailers have cut costs, adapted to survive with a more cost-conscious customer base and are looking to open stores again. The property markets have thawed and properties are trading again, albeit at aggressive cap rates.

NEW ACQUISITIONS:

This year, your Company acquired an interest in four, quality grocer-anchored properties in our market:



James M. Aries
Senior Vice President and Director of Acquisitions



Stephan Rapaglia
Vice President, Real Estate Counsel and Assistant Secretary

1. New Milford Plaza
New Milford, CT

Description: Shopping Center consisting of 231,000 square feet of gross leaseable area ("GLA") on 22 acres of land

Anchor tenants: Super Stop & Shop and Walmart

Price: $22.3 million subject to an existing mortgage of $9 million

Location: On Route 7, the main four-lane north / south road between Danbury and New Milford

Closing date: May 2010

2. Putnam Plaza
Carmel, NY

Description: Shopping Center consisting of 193,000 square feet of GLA on 20 acres of land

Anchor tenants: Hannaford Supermarket (a division of Delhaize Group) and NY Sports Health Club

Price: $29.7 million subject to a $21 million mortgage obtained at closing

Location: On Route 6, a major four-lane road

Closing date: April 2010


Walmart


PUTNAM
PETS
Edible

Top: **New Milford Plaza**, New Milford, Connecticut
Bottom: **Putnam Plaza**, Carmel, New York

Note: UBP purchased a 66.67% interest in this shopping center through a tenancy in common structure. The remaining 33.33% is owned by a family in the real estate business, known by UBP's management for over 25 years. UBP contributed 66.67% of the equity ($6.6 million at closing). UBP is the managing and leasing agent for the property.

3. **Midway Shopping Center**
Scarsdale, NY

Description: Shopping Center consisting of 247,000 square feet of GLA on 29 acres of land

Anchor tenants: ShopRite Supermarket, CVS, Jo-Ann Fabrics and Annie sez

Location: On Central Park Avenue (Route 100), one of Westchester County's busiest roads

Closing date: June 2010

Note: UBP purchased a 25% general partner interest, representing a 10% equity interest in the property. Members of the families who built the property in the 1950's and renovated the property in the early 2000's own the balance of the equity. UBP is the managing and leasing agent for the property. A new 47,000 square foot ShopRite Supermarket opened in January 2011. UBP also loaned the partnership $11.6 million for 2.5 years to refinance existing loans.


CVS/pharmacy


SALE

Top: **Midway Shopping Center**, Scarsdale, New York
Bottom: **Village Commons**, Katonah, New York

4. **Village Commons**
Katonah, NY

Description: Mixed Use property consisting of 28,000 square feet of GLA on 2 acres. Seventy-five percent of the income is from retail tenants; the balance is high quality office space.

Anchor tenant: Mrs. Green's Natural Market

Location: On both sides of Katonah Avenue, the main street through Katonah, a hamlet of Bedford, NY. The property is two blocks from the Metro North train station, a one-hour ride to NYC.

Closing date: April 14, 2010

In total, UBP invested $46 million in debt and equity in these new acquisitions. The Company funded the acquisitions with borrowings on its credit lines, subsequently repaid with proceeds from a follow-on offering of Class A Common Stock. On average, these properties were 95% leased at closing and will be accretive to earnings in 2011.

Retailers are looking to open stores again. The property markets have thawed and properties are trading again, albeit at aggressive cap rates.


UBA Stock Price
Follow-on Class A Common Stock sold at $18.05
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
PRICE
1/08
8/08
3/09
10/09
5/10
12/10
DATE

EQUITY SALE:

In September, we sold 2.5 million shares of Class A Common Stock priced at $18.05 per share in an overnight follow-on public offering with Deutsche Bank Securities as the sole underwriter. The $18.05 price equated to 92% of our 52-week high stock price. We are pleased to have managed our business in a way that allowed us to sell shares after the market had recovered significantly, unlike many of our peers who cut their dividends and sold shares in late 2009 or early 2010 at the height of the financial crisis, at less than optimal prices for their shareholders. Your management has a large equity stake in the Company and we view our common equity as a precious commodity, not to be imprudently diluted.

RESULTS OF OPERATIONS:



John T. Hayes, *Senior Vice President, Chief Financial Officer and Treasurer*

In 2010, revenues rose to a record $85.1 million. In part due to a decline in occupancy from the same period in 2009, coupled with the equity sale in September, our funds from operations was essentially flat for the year on an aggregate total basis, but down about 3% on a per share basis. Real estate tax costs from cash-strapped municipalities and school districts continue to rise and negatively affect our costs. In 2010, we reduced non-payroll G&A by 5% while maintaining our already lean staffing. We are pleased that our successful business plan has permitted us to avoid the staff reductions faced by many of our peers. We feel that keeping our FFO essentially flat for the year was a good accomplishment in light of the challenges we faced and when so many of our peers had continued to have significant declines in their FFO. We have one $4.1 million mortgage coming due in 2011 and we continue to have confirmed credit lines in the total amount of $80 million from The Bank of New York Mellon and Wells Fargo Bank, NA, financially strong banks that we have had relationships with for over 25 years.

We feel that keeping our FFO essentially flat for the year was a good accomplishment in light of the challenges we faced and when so many of our peers had continued to have significant declines in their FFO.

LEASING:



Linda L. Lacey
Senior Vice President, Leasing

Retailers are not scrambling to open stores, but they are cautiously looking for new locations. Entrepreneurs again are gaining the courage to start small businesses and are having an easier time, although it remains tough to obtain financing to do so. The percentage of our core portfolio that is leased rose 1.6% over the year to 93.6%, bringing us close to our historical average of 95% leased. Once again, our leasing spreads turned positive. The average core property rent increase on the 203,000 square feet of renewals of existing tenants' leases was 1.1% this year and the average core property rent increase on 187,000 square feet of vacant space leased to new tenants was 4.6% over the rent that the prior tenant was paying. We are cautiously optimistic that this trend will continue into 2011. While we have worked with a number of tenants in need of assistance during the recent economic downturn, these requests have, for the most part, ended as the economy improved. The unemployment rate in the four counties we primarily target and in which we own properties (Fairfield, Westchester, Putnam and Bergen) fell during 2010 from 7.3% to 7.2% and is better than the national average of 9.8%. There also is a lower amount of retail space per capita in these four counties than what exists on average in the rest of the country, which supports a stronger than average retail market. We are confident that quality properties in quality markets will continue to lease up.

CONSTRUCTION & REDEVELOPMENTS:



Wayne W. Wirth
Senior Vice President, Management

We completed a number of redevelopment projects during the year and are currently working on numerous similar projects. We completed the renovations of the Emerson ShopRite Center in Emerson, NJ and at the Midway Center in Scarsdale, NY where ShopRite has opened a new store. Chuck E. Cheese's and Buffalo Wild Wings opened stores and we built a new environmentally friendly parking lot at Airport Plaza in Danbury, CT. West Marine presently is building out a 12,900 square foot space at The Dock Shopping Center in Stratford, CT.


LIQUORS

Emerson Plaza 2008, Emerson, New Jersey


PHARMAC

Emerson Plaza 2010, Emerson, New Jersey



Midway Shopping Center, Scarsdale, New York



Airport Plaza Shopping Center with new tenants Chuck E. Cheese's and Buffalo Wild Wings



Rooftop solar system at the **Valley Ridge Shopping Center**, Wayne, New Jersey

UBP CONTINUES TO GIVE BACK TO THE COMMUNITY:

We are in the process of building rooftop solar arrays on two of our grocery stores in Emerson and Wayne, NJ. Not only will these systems provide added cash flow to UBP with minimal cash investment, they will provide for approximately 60% of the power needed for these grocery stores at a cost lower than the market rate. They will save approximately 472 tons of carbon emissions annually. UBP is proud that these solar generation systems and environmentally friendly parking lots, which together with our sponsorship of various community organizations, are evidence of a strong partnership between the Company and the communities where we provide people a place to buy their everyday necessities.

STRATEGY & PERFORMANCE:



Thomas D. Myers, *Executive Vice President, Chief Legal Officer and Secretary*

Our strategy continues to be a simple, focused one that our Board of Directors put in place over 20 years ago: acquire, redevelop or improve quality properties, primarily of one property type (grocer-anchored retail), in one market (New York City suburbs); keep our leverage low; manage and lease our properties ourselves; and avoid partnerships that we do not control or have strong influence over. We now own or have equity interests in 50 properties and a portfolio of enviable quality in one of the best retail markets in the country. We have conservatively repositioned the portfolio without the use of high leverage and our fortress-like balance sheet has enabled us to weather the recent severe downturn without having to resort to selling stock dilutive to Net Asset Value or cutting our dividends. We will remain a regionally focused real estate company in a region we know

Performance Chart


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UBA
UBP
S&P
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RMZ REIT index

The 2011 increase in the dividend rates represents the 17th consecutive year that your Board of Directors has approved an increase and the decision reflects their continued confidence in the Company's outlook.

well; where we believe there are a sufficient number of properties to continue to successfully execute our proven strategy for years to come. For a conservative investor with a need for predictable income and steady growth, shares of our stock have proven to be a wise choice.

OUTLOOK:

2010 was one of the most difficult years in the Company's history. The staff and directors have worked very hard to move the Company forward under these challenging conditions. We feel the economy has turned the corner and the wind is again at our back. In December 2010, your Board of Directors increased the annualized dividend rate on both the Common and the Class A Common Stock by one cent per share. This increase in the dividend rates represents the 17th consecutive year that your Board of Directors has approved an increase and the decision reflects their continued confidence in the Company's outlook.

We thank our directors, staff and fellow shareholders for their hard work and support during a most difficult year.



Willing L. Biddle



Charles J. Urstadt

Sincerely yours,

Willing L. Biddle
President and
Chief Operating Officer

Charles J. Urstadt
Chairman and
Chief Executive Officer

January 14, 2011

IN MEMORIAM

In September, Morry Hubbard passed away at age 101 in Summit, NJ. Morry's company, Hubbard, Westervelt and Motley, Inc., was bought by Merrill Lynch in 1968, which later formed and managed HRE Properties, our predecessor company. Morry retired as an active Board Member in 1989, but remained as Director Emeritus for many years. We are greatly indebted for his friendship and the wise counsel he provided for so many years.

More recently, we suffered another loss with the unexpected and rather sudden death from cancer of one of our Directors, George Vojta, on December 22, 2010. George had an outstanding business career in banking and had been a Board Member since 1999. His broad business knowledge and warm personality were great assets to the Board and to this Company. He will be greatly missed.

TRIBUTE TO OUR TENANTS;

Of all our constituents, our tenants are the most important. They are our customers and without them we would not have a business. UBP has over 600 tenants. Many are large, publicly traded companies and others are single-store entrepreneurships providing the owner and his or her employees a source of income that often grows into much more. Small businesses are the bedrock of job creation in America. We view our relationship with our tenants as a partnership. We do our best to manage our properties in a manner



Big Y Supermarket

Big Y Foods Inc. is a supermarket chain owned by the D'Amour family, headquartered in Springfield, MA. The business was founded in 1936 by Paul D'Amour with the purchase of an existing supermarket at a location where two roads converged forming a "Y" in Chicopee, MA, which gave rise to the name of the market. This first store was about 1,000 square feet, which was typical in those days. The chain has expanded over the years to become one of the largest supermarket chains in New England with 58 supermarkets, Table and Vine, Fresh Acres and a free-standing pharmacy.

The business employs over 10,000 people. Big Y is the anchor supermarket at our Five Town Plaza Shopping Center in Springfield, MA and at our Veteran's Plaza Shopping Center in New Milford, CT. The business has thrived under the ownership by the D'Amour family and is now managed by the children of the original founder.

Top photo: **Charles D'Amour**, *President* of **Big Y Foods**, inspecting his store in our shopping center in Springfield, Massachusetts


1.79
5.99
3.49

that will be as supportive as possible to our tenants' businesses and we strive to have a tenant mix in our shopping centers that will encourage the maximum amount of cross shopping between our tenants. More successful tenants are willing to pay higher rents, which yield stronger returns for our shareholders. This year, we would like to highlight two of our tenants, one a large regional grocery store chain and one a sole proprietorship. We are grateful and proud that each operates a business in our shopping centers.



Darien Cheese Shop



Top photo: **Ken and Tori Skovron** with their store manager, **Kevin Defretias**, and their store at our **Goodwives Shopping Center**, Darien, Connecticut

Ken and Tori Skovron have owned and operated Darien Cheese & Fine Foods in our Goodwives Shopping Center located in Darien, CT for over 20 years. It is one the finest cheese shops in the country and they focus on bringing to their customers artisan cheeses from family farmers around the world. Their customers would certainly agree as they travel great distances to visit with Ken and Tori, who are devoted cheese enthusiasts of 34 years in the cheese & specialty food industry. Customers come to taste, learn and buy over 100 different types of cheeses and other fine foods from more than ten countries around the world.



URSTADT BIDDLE PROPERTIES INC.

SELECTED CORE PROPERTIES

MASSACHUSETTS


UB Properties

1 Urstadt Biddle Properties Corporate Headquarters
Greenwich, Connecticut

CONNECTICUT

NEW YORK

NEW JERSEY

LONG ISLAND



2 530 Old Post Road
Greenwich, Connecticut



2 7 Riversville Road
Greenwich, Connecticut



2 25 Valley Drive
Greenwich, Connecticut



3 Ridgeway Shopping Center
Stamford, Connecticut


4 Goodwives
Darien, Connecticut


5 Greens Farms Plaza
Westport, Connecticut


6 Ridgefield Center
Ridgefield, Connecticut


7 Airport Plaza
Danbury, Connecticut


7 Danbury Square
Danbury, Connecticut


8 Veteran's Plaza
New Milford, Connecticut


8 New Milford Plaza
New Milford, Connecticut


9 Starbucks Center
Monroe, Connecticut


10 The Dock
Stratford, Connecticut


11 Orange Meadows Shopping Center, Orange, Connecticut


12 Townline Square
Meriden, Connecticut


13 Carmel ShopRite Center
Carmel, New York


13 Putnam Plaza
Carmel, New York


14 Towne Centre Shopping Center, Somers, New York


14 Somers Commons
Somers, New York


14 Heritage 202 Center
Somers, New York


15 Village Commons
Katonah, New York


STAPLES The Office Superstore
16 Staples Plaza
Yorktown Heights, New York


Stop&Shop
17 Arcadian Shopping Center
Ossining, New York


18 Chilmark Shopping Center
Briarcliff Manor, New York


18 Chase Bank
Briarcliff Manor, New York


19 Westchester Pavilion
White Plains, New York


20 Midway Shopping Center
Scarsdale, New York


21 4 "Street Retail" Properties
Rye, New York


22 Shoppes at Eastchester
Eastchester, New York


23 Gristede's Center
Pelham Manor, New York


24 72nd & Main Street Shops
Queens, New York


25 Rite Aid Center
Waldwick, New Jersey


26 Emerson Shopping Plaza
Emerson, New Jersey


27 Valley Ridge Shopping Center
Wayne, New Jersey


28 Ferry Plaza
Newark, New Jersey


29 Five Town Plaza
Springfield, Massachusetts

INVESTMENT PORTFOLIO

(As of January 14, 2011)

URSTADT BIDDLE PROPERTIES INC.

CORE PROPERTIES

UBP owns or has equity interests in fifty properties including five office buildings which total 4,631,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Stamford, Connecticut	371,000	Stop & Shop Supermarket	Shopping center
Springfield, Massachusetts	326,000	Big Y Supermarket	Shopping center
Meriden, Connecticut	316,000	ShopRite Supermarket	Shopping center
Stratford, Connecticut	273,000	Stop & Shop Supermarket	Shopping center
Scarsdale, New York	247,000	ShopRite Supermarket	Shopping center
New Milford, Connecticut	231,000	Walmart	Shopping center
Yorktown, New York	200,000	Staples	Shopping center
Danbury, Connecticut	194,000	Christmas Tree Shops	Shopping center
Carmel, New York	193,000	Hannaford Brothers	Shopping center
White Plains, New York	193,000	Toys "Я" Us	Shopping center
Ossining, New York	137,000	Stop & Shop Supermarket	Shopping center
Somers, New York	135,000	Home Goods	Shopping center
Carmel, New York	129,000	ShopRite Supermarket	Shopping center
Wayne, New Jersey	102,000	A&P Supermarket	Shopping center
Newington, New Hampshire	102,000	Savers	Shopping center
Newark, New Jersey	100,000	Pathmark	Shopping center
Darien, Connecticut	96,000	Stop & Shop Supermarket	Shopping center
Emerson, New Jersey	93,000	ShopRite Supermarket	Shopping center
New Milford, Connecticut	80,000	Big Y Supermarket	Shopping center
Somers, New York	78,000	CVS	Shopping center
Orange, Connecticut	77,000	Trader Joe's Supermarket	Shopping center
Eastchester, New York	70,000	Food Emporium	Shopping center
Ridgefield, Connecticut	51,000	Keller Williams	Street retail
Rye, New York	39,000	Cosi	Street retail (4 buildings)
Westport, Connecticut	40,000	Pier One Imports	Shopping center
Ossining, New York	38,000	Dress Barn	Shopping center
Danbury, Connecticut	33,000	Chuck E. Cheese's	Shopping center
Ossining, New York	29,000	Westchester Community College	Shopping center
Katonah, New York	28,000	Squires	Retail/Office
Pelham, New York	26,000	Gristede's Supermarket	Shopping center
Queens, New York	26,000	Melodya	Street retail (2 buildings)
Waldwick, New Jersey	20,000	RiteAid	Retail—Single tenant
Somers, New York	19,000	Putnam County Savings Bank	Shopping center
Monroe, Connecticut	10,000	Starbucks	Shopping center
Greenwich, Connecticut	59,000	Tutor Time, Urstadt Biddle Properties (Executive Offices)	5 Office buildings
Bank Branches, New York	23,000	People's United Bank, JP Morgan Chase	Retail (4 buildings)

NON-CORE PROPERTIES

UBP owns two industrial properties with a total of 447,000 square feet.

Location	Square Feet	Principal Tenant	Property Type
Dallas, Texas	255,000	Chrysler Group, LLC	Parts distribution facility
St. Louis, Missouri	192,000	Chrysler Group, LLC	Parts distribution facility


FEB 07 2011
Washington, DC 20549

FINANCIALS

CONTENTS

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

ASSETS	2010	2009
Real Estate Investments:		
Core properties—at cost	$ 599,839	$ 564,289
Non-core properties—at cost	1,383	1,383
	601,222	565,672
Less: Accumulated depreciation	(118,193)	(104,904)
	483,029	460,768
Investments in and advances to unconsolidated joint ventures	24,850	723
Mortgage note receivable	1,090	1,170
	508,969	462,661
Cash and cash equivalents	15,675	10,340
Restricted cash	861	1,035
Marketable securities	932	933
Tenant receivables	20,504	19,500
Prepaid expenses and other assets	5,296	5,643
Deferred charges, net of accumulated amortization	4,816	4,427
Total Assets	$ 557,053	$ 504,539
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Unsecured revolving credit line	$ 11,600	$ —
Mortgage notes payable	118,202	116,417
Accounts payable and accrued expenses	1,397	771
Deferred compensation—officers	304	354
Other liabilities	10,566	9,954
Total Liabilities	142,069	127,496
Redeemable Noncontrolling Interests	11,330	7,259
Redeemable Preferred Stock, par value $.01 per share; issued and outstanding 2,800,000 shares	96,203	96,203
Commitments and Contingencies		
Stockholders' Equity:		
7.5% Series D Senior Cumulative Preferred Stock (liquidation preference of $25 per share); 2,450,000 shares issued and outstanding	61,250	61,250
Excess Stock, par value $.01 per share; 10,000,000 shares authorized; none issued and outstanding	—	—
Common Stock, par value $.01 per share; 30,000,000 shares authorized; 8,461,440 and 8,222,514 shares issued and outstanding	84	82
Class A Common Stock, par value $.01 per share; 40,000,000 shares authorized; 20,819,698 and 18,241,275 shares issued and outstanding	208	182
Additional paid in capital	310,695	261,433
Cumulative distributions in excess of net income	(64,557)	(49,150)
Accumulated other comprehensive income (loss)	(229)	(216)
Total Stockholders' Equity	307,451	273,581
Total Liabilities and Stockholders' Equity	$ 557,053	$ 504,539

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended October 31,		
	2010	2009	2008
Revenues			
Base rents	**$ 63,419**	$ 61,178	$ 61,008
Recoveries from tenants	**20,074**	20,728	18,938
Lease termination income	**633**	77	61
Mortgage interest and other	**1,023**	744	849
Total Revenues	**85,149**	82,727	80,856
Operating Expenses			
Property operating	**13,626**	13,239	12,937
Property taxes	**13,682**	13,089	12,059
Depreciation and amortization	**15,066**	15,366	14,374
General and administrative	**6,873**	6,350	5,853
Acquisition costs	**307**	—	—
Directors' fees and expenses	**313**	292	256
Total Operating Expenses	**49,867**	48,336	45,479
Operating Income	**35,282**	34,391	35,377
Non-Operating Income (Expense):			
Interest expense	**(7,585)**	(6,695)	(7,012)
Gain on sale of marketable securities	**—**	381	—
Equity in net income from unconsolidated joint ventures	**208**	—	—
Other expense	**(452)**	(155)	—
Interest, dividends and other investment income	**396**	280	318
Net Income	**27,849**	28,202	28,683
Noncontrolling Interests:			
Net income attributable to noncontrolling interests	**(307)**	(459)	(158)
Net income attributable to Urstadt Biddle Properties Inc.	**27,542**	27,743	28,525
Preferred stock dividends	**(13,094)**	(13,094)	(11,718)
Redemption of Preferred Stock	**—**	—	(660)
Net Income Applicable to Common and Class A Common Stockholders	**$ 14,448**	$ 14,649	$ 16,147
Basic Earnings Per Share:			
Common Share	**$.53**	$.55	$.60
Class A Common Share	**$.58**	$.60	$.66
Diluted Earnings Per Share:			
Common Share	**$.52**	$.54	$.58
Class A Common Share	**$.57**	$.59	$.64
Dividends Per Share:			
Common	**$.88**	$.87	$.86
Class A Common	**$.97**	$.96	$.95

The accompanying notes to consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended October 31,		
	2010	2009	2008
Cash Flows from Operating Activities:			
Net income	**$ 27,849**	$ 28,202	$ 28,683
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,066**	15,366	14,374
Straight-line rent adjustments	**(877)**	(580)	(738)
Provisions for tenant credit losses	**671**	655	749
Loss on property held for sale	**300**	155	—
Restricted stock compensation expense and other adjustment	**3,277**	2,692	1,713
Change in value of deferred compensation arrangement	**(50)**	(720)	(116)
Gain on sale of marketable securities	**—**	(381)	—
Equity in net income of unconsolidated joint venture	**(208)**	—	—
Changes in operating assets and liabilities:			
Tenant receivables	**(799)**	(1,794)	(1,204)
Accounts payable and accrued expenses	**425**	166	(187)
Other assets and other liabilities, net	**(656)**	(634)	1,654
Restricted cash	**174**	(516)	69
Net Cash Flow Provided by Operating Activities	**45,172**	42,611	44,997
Cash Flows from Investing Activities:			
Acquisition of limited partner interests in consolidated joint venture	**—**	(2,111)	—
Acquisitions of real estate investments	**(22,261)**	(600)	(23,893)
Investments in and advances to unconsolidated joint venture	**(23,919)**	—	—
Deposit on acquisitions of real estate investment	**(60)**	(87)	(1,100)
Return of deposits on real estate investments	**—**	1,100	—
Improvements to properties and deferred charges	**(4,728)**	(2,315)	(8,691)
Net proceeds from sales of properties	**—**	925	—
Distributions to noncontrolling interests	**(307)**	(459)	(158)
Payments received on mortgage notes receivable	**80**	71	63
Proceeds on sale of securities available for sale	**—**	3,620	—
Purchases of securities available for sale	**—**	(3,239)	—
Redemption of marketable securities—net	**—**	—	85
Net Cash Flow (Used in) Investing Activities	**(51,195)**	(3,095)	(33,694)
Cash Flows from Financing Activities:			
Net proceeds from issuance of Series E Preferred Stock	**—**	—	57,972
Sales of additional shares of Common and Class A Common Stock	**46,013**	1,014	943
Dividends paid—Common and Class A Common Stock	**(25,783)**	(24,618)	(24,251)
Dividends paid—Preferred Stock	**(13,094)**	(13,094)	(11,718)
Redemption of Series B Preferred Stock	**—**	—	(15,000)
Proceeds from revolving credit line borrowings	**43,950**	14,100	18,100
Repayments on revolving credit line borrowings	**(32,350)**	(19,200)	(25,200)
Proceeds from mortgage refinancing	**—**	36,700	—
Principal repayments on mortgage notes payable	**(7,378)**	(25,237)	(6,994)
Repayment of officer note receivable	**—**	—	1,300
Repurchase of shares of Class A Common Stock	**—**	(505)	(9,009)
Net Cash Flow Provided by (Used in) Financing Activities	**11,358**	(30,840)	(13,857)
Net Increase (Decrease) in Cash and Cash Equivalents	**5,335**	8,676	(2,554)
Cash and Cash Equivalents at Beginning of Year	**10,340**	1,664	4,218
Cash and Cash Equivalents at End of Year	**$ 15,675**	$ 10,340	$ 1,664

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share data)

	7.5% Series D Preferred Stock		Common Stock		Class A Common Stock		Additional Paid In Capital	Cumulative Distributions In Excess of Net Income	Accumulated Other Comprehensive Income (Loss)	Officer Note Receivable	Total Stock-holders' Equity
	Issued	Amount	Issued	Amount	Issued	Amount					
Balances—October 31, 2007	2,450,000	$61,250	7,773,618	$77	18,836,778	$188	$264,585	$(31,077)	$480	$(1,300)	$294,203
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	16,147	—	—	16,147
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	(750)	—	(750)
Total comprehensive income											15,397
Cash dividends paid:											
Common stock ($0.86 per share)	—	—	—	—	—	—	—	(6,848)	—	—	(6,848)
Class A common stock ($0.95 per share)	—	—	—	—	—	—	—	(17,403)	—	—	(17,403)
Issuance of shares under dividend reinvestment plan	—	—	43,636	1	14,765	—	907	—	—	—	908
Exercise of stock options	—	—	1,966	—	1,953	—	36	—	—	—	36
Shares issued under restricted stock plan	—	—	170,900	2	59,900	1	(3)	—	—	—	—
Restricted stock compensation	—	—	—	—	—	—	1,713	—	—	—	1,713
Repurchases of Class A common stock	—	—	—	—	(623,278)	(6)	(9,003)	—	—	—	(9,009)
Forfeiture of restricted stock	—	—	—	—	(82,000)	—	—	—	—	—	—
Repayment of officer note receivable	—	—	—	—	—	—	—	—	—	1,300	1,300
Balances—October 31, 2008	2,450,000	61,250	7,990,120	80	18,208,118	183	258,235	(39,181)	(270)	—	280,297
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	14,649	—	—	14,649
Change in unrealized gains in marketable securities	—	—	—	—	—	—	—	—	54	—	54
Total comprehensive income											14,703
Cash dividends paid:											
Common stock ($0.87 per share)	—	—	—	—	—	—	—	(7,121)	—	—	(7,121)
Class A common stock ($0.96 per share)	—	—	—	—	—	—	—	(17,497)	—	—	(17,497)
Issuance of shares under dividend reinvestment plan	—	—	59,494	—	11,657	—	981	—	—	—	981
Exercise of stock options	—	—	2,000	—	2,000	—	32	—	—	—	32
Shares issued under restricted stock plan	—	—	170,900	2	64,200	—	(2)	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—	—	—	2,692	—	—	—	2,692
Repurchases of Class A common stock	—	—	—	—	(38,700)	(1)	(505)	—	—	—	(506)
Forfeiture of restricted stock	—	—	—	—	(6,000)	—	—	—	—	—	—
Balances—October 31, 2009	2,450,000	61,250	8,222,514	82	18,241,275	182	261,433	(49,150)	(216)	—	273,581
Comprehensive Income:											
Net income applicable to Common and Class A common stockholders	—	—	—	—	—	—	—	14,448	—	—	14,448
Change in unrealized gains (losses) in marketable securities	—	—	—	—	—	—	—	—	190	—	190
Change in unrealized loss on interest rate swap	—	—	—	—	—	—	—	—	(203)	—	(203)
Total comprehensive income											14,435
Cash dividends paid:											
Common stock ($0.88 per share)	—	—	—	—	—	—	—	(7,412)	—	—	(7,412)
Class A common stock ($0.97 per share)	—	—	—	—	—	—	—	(18,371)	—	—	(18,371)
Sale of Class A Common Shares	—	—	—	—	2,500,000	25	44,897	—	—	—	44,922
Issuance of shares under dividend reinvestment plan	—	—	62,976	—	8,873	—	1,091	—	—	—	1,091
Shares issued under restricted stock plan	—	—	175,950	2	69,550	1	(3)	—	—	—	—
Restricted stock compensation and other adjustment	—	—	—	—	—	—	3,277	—	—	—	3,277
Adjustments to redeemable noncontrolling interests	—	—	—	—	—	—	—	(4,072)	—	—	(4,072)
Balances—October 31, 2010	2,450,000	$61,250	8,461,440	$84	20,819,698	$208	$310,695	$(64,557)	$(229)	$ —	$307,451

The accompanying notes to consolidated financial statements are an integral part of these statements.

(1) ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Urstadt Biddle Properties Inc. ("Company"), a real estate investment trust ("REIT"), is engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2010, the Company owned or had equity interests in 50 properties containing a total of 4.6 million square feet of gross leasable area ("GLA").

Principles of Consolidation and Use of Estimates

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company meets certain criteria of a sole general partner in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, "Consolidation" (formerly Emerging Issues Task Force ("EITF") Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights"). The Company has determined that such joint ventures should be consolidated into the consolidated financial statements of the Company. In accordance with ASC Topic 970, "Real Estate," joint ventures that the Company does not control but otherwise exercises significant influence in, are accounted for under the equity method of accounting. See Note 10 for further discussion of the unconsolidated joint ventures. All significant intercompany transactions and balances have been eliminated in consolidation.

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the disclosure of contingent assets and liabilities, the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods covered by the financial statements. The most significant assumptions and estimates relate to the valuation of real estate, depreciable lives, revenue recognition and the collectability of tenant and notes receivable. Actual results could differ from these estimates.

Federal Income Taxes

The Company has elected to be treated as a real estate investment trust under Sections 856-860 of the Internal Revenue Code (Code). Under those sections, a REIT that, among other things, distributes at least 90% of real estate trust taxable income and meets certain other qualifications prescribed by the Code will not be taxed on that portion of its taxable income that is distributed. The Company believes it qualifies as a REIT and intends to distribute all of its taxable income for fiscal 2010 in accordance with the provisions of the Code. Accordingly, no provision has been made for Federal income taxes in the accompanying consolidated financial statements.

The Company follows the provisions of ASC Topic 740, "Income Taxes," that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of October 31, 2010. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of October 31, 2010, the fiscal tax years 2006 through and including 2010 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Real Estate Investments

All capitalizable costs related to the improvement or replacement of real estate properties is capitalized. Additions, renovations and improvements that enhance and/or extend the useful life of a property are also capitalized. Expenditures for ordinary maintenance, repairs and improvements that do not materially prolong the normal useful life of an asset are charged to operations as incurred.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with ASC Topic 805, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the value of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and

(ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

Above and below-market leases acquired are recorded at their fair value. The capitalized above-market lease values are amortized as a reduction of rental revenue over the remaining term of the respective leases and the capitalized below-market lease values are amortized as an increase to rental revenue over the remaining term of the respective leases. The value of in-place leases is based on the Company's evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during expected lease-up periods, current market conditions, and costs to execute similar leases. The value of in-place leases are amortized over the remaining term of the respective leases. If a tenant vacates its space prior to its contractual expiration date, any unamortized balance of their related intangible asset is recorded in the consolidated statement of income.

Depreciation and Amortization

The Company uses the straight-line method for depreciation and amortization. Core and non-core properties are depreciated over the estimated useful lives of the properties, which range from 30 to 40 years. Property improvements are depreciated over the estimated useful lives that range from 10 to 20 years. Furniture and fixtures are depreciated over the estimated useful lives that range from 3 to 10 years. Tenant improvements are amortized over the shorter of the life of the related leases or their useful life.

Property Held for Sale

The Company follows the provisions of ASC Topic 360, "Property, Plant, and Equipment," and ASC Topic 205, "Presentation of Financial Statements." ASC Topic 360 and ASC Topic 205 require, among other things, that the assets and liabilities and the results of operations of the Company's properties that have been sold or otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements. If significant to financial statement presentation, the Company classifies properties as held for sale that are under contract for sale and are expected to be sold within the next 12 months.

Deferred Charges

Deferred charges consist principally of leasing commissions (which are amortized ratably over the life of the tenant leases) and financing fees (which are amortized over the terms of the respective agreements). Deferred charges in the accompanying consolidated balance sheets are shown at cost, net of accumulated amortization of $2,951,000 and $2,562,000 as of October 31, 2010 and 2009, respectively.

Asset Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value.

Revenue Recognition

Revenues from operating leases include revenues from core properties and non-core properties. Rental income is generally recognized based on the terms of leases entered into with tenants. In those instances in which the Company funds tenant improvements and the improvements are deemed to be owned by the Company, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Company determines that the tenant allowances are lease incentives, the Company commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. Minimum rental income from leases with scheduled rent increases is recognized on a straight-line basis over the lease term. At October 31, 2010 and 2009, approximately $12,205,000 and $11,396,000, respectively, has been recognized as straight-line rents receivable (representing the current net cumulative rents recognized prior to when billed and collectible as provided by the terms of the leases), all of which is included in tenant receivables in the accompanying consolidated financial statements. Percentage rent is recognized when a specific tenant's sales breakpoint is achieved. Property operating expense recoveries from tenants of common area maintenance, real estate taxes and other recoverable costs are recognized in the period the related expenses are incurred. Lease incentives are amortized as a reduction of rental revenue over the respective tenant lease terms. Lease termination amounts are recognized in operating revenues when there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and the termination consideration is probable of collection. Lease termination amounts are paid by tenants who want to terminate their lease obligations before the end of the contractual term of the lease by agreement with the Company. There is no way of predicting or forecasting the timing or amounts of future lease termination fees. Interest income is recognized as it is earned.

Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under GAAP have been met.

The Company provides an allowance for doubtful accounts against the portion of tenant receivables (including an allowance for future tenant credit losses of approximately 10% of the deferred straight-line rents receivable) which is estimated to be uncollectible. Such allowances are reviewed periodically. At October 31, 2010 and 2009, tenant receivables in the accompanying consolidated balance sheets are shown net of allowances for doubtful accounts of $2,668,000 and $2,066,000, respectively. During the years ended October 31, 2010, 2009 and 2008, the Company provided $671,000, $655,000, and $749,000, respectively, for uncollectible amounts, which is recorded in the accompanying consolidated statement of income as a reduction of base rental revenue.

Cash Equivalents

Cash and cash equivalents consist of cash in banks and short-term investments with original maturities of less than three months.

Restricted Cash

Restricted cash consists of those tenant security deposits and replacement and other reserves required by agreement with certain of the Company's mortgage lenders for property level capital requirements that are required to be held in separate bank accounts.

Marketable Securities

Marketable securities consist of short-term investments and marketable equity securities. Short-term investments (consisting of investments with original maturities of greater than three months when purchased) and marketable equity securities are carried at fair value. The Company has classified marketable securities as available for sale. Unrealized gains and (losses) on available for sale securities are recorded as other comprehensive income (loss) in stockholders' equity. There were no gains or losses on sales of marketable securities in fiscal 2010 or 2008. During the fiscal year ended 2009, gains on marketable securities, based on specific identification, amounted to $381,000.

As of October 31, 2010, all of the Company's marketable securities consisted of REIT Common and Preferred Stocks. At October 31, 2010, the Company has recorded a net unrealized loss on available for sale securities in the amount of $26,000. The Company deems this loss to be temporary. If and when the Company deems the unrealized losses to be other than temporary, unrealized losses will be realized and reclassified into earnings. The net unrealized loss at October 31, 2010 is detailed below (in thousands):

Description:	Fair Market Value	Cost Basis	Net Unrealized Gain/(Loss)	Gross Unrealized Gains	Gross Unrealized (Loss)
REIT Common and Preferred Stocks	$932	$958	$(26)	$113	$(139)

Derivative Financial Instruments

The Company occasionally utilizes derivative financial instruments, such as interest rate swaps, to manage its exposure to fluctuations in interest rates. The Company has established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instruments. Derivative financial instruments must be effective in reducing the Company's interest rate risk exposure in order to qualify for hedge accounting. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, all changes in the fair value of the instrument are marked-to-market with changes in value included in net income for each period until the derivative instrument matures or is settled. Any derivative instrument used for risk management that does not meet the hedging criteria is marked-to-market with the changes in value included in net income. The Company has not entered into, and does not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, the Company has a policy of entering into derivative contracts only with major financial institutions.

As of October 31, 2010, the Company believes it has no significant risk associated with non-performance of the financial institution which is the counterparty to its derivative contract. At October 31, 2010, the Company had approximately $11.6 million borrowed under its unsecured revolving line of credit subject to an interest rate swap. Such interest rate swap converted the LIBOR-based variable rate on the unsecured line of credit to a fixed annual rate of 1.22% per annum. As of October 31, 2010, the Company had an accrued liability of $203,000 (included in accounts payable and accrued expenses on the consolidated balance sheet) relating to the fair value of the Company's interest rate swap applicable to the unsecured revolving line of credit. Charges and/or credits relating to the changes in fair values of such interest rate swaps are made to accumulated other comprehensive income (loss) as the swap is deemed effective and is classified as a cash flow hedge.

Comprehensive Income

Comprehensive income is comprised of net income applicable to Common and Class A Common stockholders and other comprehensive income (loss). Other comprehensive income (loss) includes items that are otherwise recorded directly in stockholders' equity, such as unrealized gains or losses on marketable securities and unrealized gains and losses on interest rate swaps designated as cash flow hedges. At October 31, 2010, other comprehensive income (loss) consisted of net unrealized losses on marketable securities of approximately $26,000 and net unrealized losses on an interest rate swap agreement of approximately $203,000. Unrealized gains and losses included in other comprehensive income (loss) will be reclassified into earnings as gains and losses are realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and tenant receivables. The Company places its cash and cash equivalents in excess of insured amounts with high quality financial institutions. The Company performs ongoing credit evaluations of its tenants and may require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the terminal value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. There is no dependence upon any single tenant.

Earnings Per Share

The Company calculates basic and diluted earnings per share in accordance with the provisions of ASC Topic 260, "Earnings Per Share." Basic earnings per share ("EPS") excludes the impact of dilutive shares and is computed by dividing net income applicable to Common and Class A Common stockholders by the weighted average number of Common shares and Class A Common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common shares or Class A Common shares were exercised or converted into Common shares or Class A Common shares and then shared in the earnings of the Company. Since the cash dividends declared on the Company's Class A Common stock are higher than the dividends declared on the Common Stock, basic and diluted EPS have been calculated using the "two-class" method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to the weighted average of the dividends declared, outstanding shares per class and participation rights in undistributed earnings.

The following table sets forth the reconciliation between basic and diluted EPS (in thousands):

	Year Ended October 31,		
	2010	2009	2008
Numerator			
Net income applicable to common stockholders—basic	$ 3,795	$ 3,859	$ 4,162
Effect of dilutive securities: Stock awards	175	110	125
Net income applicable to common stockholders—diluted	$ 3,970	$ 3,969	$ 4,287
Denominator			
Denominator for basic EPS— weighted average common shares	7,176	7,069	6,990
Effect of dilutive securities: Restricted stock and other awards	519	323	361
Denominator for diluted EPS— weighted average common equivalent shares	7,695	7,392	7,351
Numerator			
Net income applicable to Class A common stockholders—basic	$10,653	$10,790	$11,985
Effect of dilutive securities: Stock awards	(175)	(110)	(125)
Net income applicable to Class A common stockholders—diluted	$10,478	$10,680	$11,860
Denominator			
Denominator for basic EPS— weighted average Class A common shares	18,273	17,910	18,223
Effect of dilutive securities: Restricted stock and other awards	150	116	185
Denominator for diluted EPS— weighted average Class A common equivalent shares	18,423	18,026	18,408

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under the provisions of ASC Topic 718, "Stock Compensation," which requires that compensation expense be recognized based on the fair value of the stock awards less estimated forfeitures. The fair value of stock awards is equal to the fair value of the Company's stock on the grant date.

Segment Reporting

The Company operates in one industry segment, ownership of commercial real estate properties which are located principally in the northeastern United States. The Company does not distinguish its property operations for purposes of measuring performance. Accordingly, the Company believes it has a single reportable segment for disclosure purposes.

Reclassification

Certain fiscal 2009 amounts have been reclassified to conform to current period presentation.

New Accounting Standards

Adopted in Fiscal 2010

Effective November 1, 2009, the Company adopted ASC Topic 810, "Noncontrolling Interests in Consolidated Financial Statements." ASC Topic 810 states that the accounting and reporting for minority interests will be re-characterized as noncontrolling interests and classified as a component of equity subject to the provisions of the former Emerging Issues Task Force ("EITF") Topic D-98 (Revised March 2008). Under ASC Topic 810, net income will encompass the total income of all consolidated subsidiaries and there will be separate disclosure on the face of the Consolidated Statements of Income of the attribution of that income between controlling and noncontrolling interests. Finally, increases and decreases in noncontrolling interests will be treated as equity transactions. The Company currently is the general partner in two consolidated limited partnerships that have noncontrolling interests. In accordance with the terms of the partnership agreements and in connection with the adoption of ASC Topic 810, the Company adjusted the value of noncontrolling interests to redemption value beginning on November 1, 2009.

Beginning November 1, 2009, the Company adopted ASC Topic 805, "Business Combinations," which, among other things, establishes principles and requirements for how an acquirer entity recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed (including intangibles) and any noncontrolling interests in the acquired entity. In addition, ASC Topic 805 requires any acquirer of a business (investment property) to expense all acquisition costs related to the acquisition, the amount of which will vary significantly for each potential acquisition of property by the Company. Other than expensing acquisition costs, the Company does not believe the adoption of ASC Topic 805 will have a material effect on financial position or results of operation of the Company. During the fiscal year ended 2010, the Company incurred $307,000 in property acquisition costs.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, Fair Value Measurements and Disclosures Topic 820 – Improving Disclosures about Fair Value Measurements. ASU 2010-06 requires a number of additional disclosures regarding fair value measurements, including the amount of transfers between Level 1 and Level 2 of the fair value hierarchy, the reasons for the transfers in and out of Level 3 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify certain existing disclosure requirements related to the level at which fair value disclosures should be disaggregated and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or Level 3. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about purchases, sales issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption in permitted. We do not expect that the adoption of ASU 2010-06 will have a material impact on our financial position, results of operations or cash flows once fully adopted.

(2) REAL ESTATE INVESTMENTS

The Company's investments in real estate, net of depreciation, were composed of the following at October 31, 2010 and 2009 (in thousands):

	Core Properties	Non-Core Properties	Unconsolidated Joint Venture	Mortgage Notes Receivable	**2010 Totals**	2009 Totals
Retail	$474,780	$ —	$24,850	$1,090	**$500,720**	$454,353
Office	7,799	—	—	—	**7,799**	7,769
Industrial	—	450	—	—	**450**	539
	$482,579	$450	$24,850	$1,090	**$508,969**	$462,661

The Company's investments at October 31, 2010 consisted of equity interests in 50 properties, which are located in various regions throughout the United States and one mortgage note receivable. The Company's primary investment focus is neighborhood and community shopping centers located in the northeastern United States. These properties are considered core properties of the Company. The remaining properties are located outside of the northeastern United States and are considered non-core properties. Since a significant concentration of the Company's properties are in the northeast, market changes in this region could have an effect on the Company's leasing efforts and ultimately its overall results of operations. The following is a summary of the geographic locations of the Company's investments at October 31, 2010 and 2009 (in thousands):

	2010	2009
Northeast	**$507,429**	$460,951
Midwest	**450**	540
Southwest	**1,090**	1,170
	$508,969	$462,661

(3) CORE PROPERTIES

The components of the core properties consolidated in the financial statements are as follows (in thousands):

	2010	2009
Land	**$ 110,493**	$ 103,906
Buildings and improvements	**489,346**	460,383
	599,839	564,289
Accumulated depreciation	**(117,260)**	(104,060)
	$ 482,579	$ 460,229

Space at the Company's core properties is generally leased to various individual tenants under short and intermediate-term leases which are accounted for as operating leases.

Minimum rental payments on non-cancelable operating leases in the consolidated core properties totaling $362,741,000 become due as follows: 2011—$59,774,000; 2012—$54,010,000; 2013—$45,027,000; 2014—$39,663,000; 2015—$32,492,000 and thereafter—$131,775,000.

Certain of the Company's leases provide for the payment of additional rent based on a percentage of the tenant's revenues. Such additional percentage rents are included in operating lease income and were less than 1% of consolidated revenues in each of the three years ended October 31, 2010.

Owned Properties

In April 2010, the Company, through a wholly owned subsidiary, acquired three buildings containing 28,000 square feet of retail and office space in Katonah, New York ("Katonah Village Commons") for a cash purchase price of $8.5 million. In conjunction with the purchase, the Company incurred acquisition costs totaling $47,000 which have been expensed on the fiscal 2010 consolidated statement of income.

In May 2010, the Company, through a wholly owned subsidiary, completed the purchase of the New Milford Plaza Shopping Center, in New Milford, Connecticut ("New Milford") for a purchase price of $22.3 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $9.2 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2010 consolidated cash flow statement. The Company financed its investment in the property with available cash and a $13.2 million borrowing on its unsecured revolving credit facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $29,000 which have been expensed on the fiscal 2010 consolidated statement of income.

On July 24, 2009, the State of Connecticut acquired certain areas of a property owned by two of the Company's wholly owned subsidiaries through a combination of condemnation and easement due to the construction of a bridge that runs over the property and awarded the Company's subsidiaries a total of approximately $2.0 million. Approximately $1.8 million of the total award represents amounts to be paid to the Company for easements provided to the State of Connecticut for certain areas of the property for the next 10 years, loss of rental income and property restoration costs. The Company will amortize the easement and loss of rental income proceeds as an addition to income on a straight-line basis evenly over the 10-year life of the easement and lost rent period. The Company has accounted for the condemnation portion of the aforementioned award in accordance with ASC Topic 605, "Gains and Losses," that requires the Company to record a gain or loss on the excess or deficit of the proceeds received over the estimated net book value of the condemned non-monetary asset. As a result of the transaction, the Company has recorded a gain on condemnation of approximately $70,000 which is recorded in other income on the consolidated statement of income for the fiscal year ended October 31, 2009.

In August 2009, the Company acquired three retail properties in Westchester County, New York, for a cash purchase price of approximately $600,000, including closing costs.

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey ("Waldwick") for $6.3 million, including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million, including closing costs.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut ("Veteran's Plaza") for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million. The assumption of the mortgage loan represents a non-cash financing activity and is therefore not included in the accompanying 2008 consolidated cash flow statement.

Upon the acquisition of real estate properties, the fair value of the real estate purchased is allocated to the acquired tangible assets (consisting of land, buildings and building improvements), and identified intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases), in accordance with ASC Topic 805, "Business Combinations." The Company utilizes methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The fair value of the tangible assets of an acquired property considers the value of the property "as-if-vacant." The fair value reflects the depreciated replacement cost of the asset. In allocating purchase price to identified intangible assets and liabilities of an acquired property, the values of above-market and below-market leases are estimated based on the differences between (i) contractual rentals and the estimated market rents over the applicable lease term discounted back to the date of acquisition utilizing a discount rate adjusted for the credit risk associated with the respective tenants and (ii) the estimated cost of acquiring such leases giving effect to the Company's history of providing tenant improvements and paying leasing commissions, offset by a vacancy period during which such space would be leased. The aggregate value of in-place leases is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property "as-if-vacant," determined as set forth above.

During fiscal 2010, the Company completed its evaluation of the acquired leases at its three bank properties which were acquired in fiscal 2009. As a result of its evaluation, the Company has allocated $1.7 million to a liability associated with the net fair value assigned to the acquired leases at the properties, which amounts represent a non-cash investing activity and are therefore not included in the accompanying consolidated statement of cash flows for the fiscal year ended October 31, 2010. The Company is currently in the process of evaluating the fair value of the in-place leases for Katonah Village Commons and New Milford. Consequently, no value has yet been assigned to those leases. Accordingly, the purchase price allocation is preliminary and may be subject to change.

During fiscal 2009, the Company completed its evaluation of the acquired leases at its Veteran's Plaza property which was acquired in August 2008. As a result of its evaluation, the Company has allocated $355,000 to a liability associated with the net fair value assigned to the acquired leases at the property, which amount represents a non-cash investing activity and is therefore not included in the accompanying 2009 consolidated statement of cash flows.

During fiscal 2008, the Company completed its evaluation of the acquired leases at Waldwick and Ironbound, discussed below. As a result of its evaluations, the Company has allocated a total of $94,000 to an asset associated with the net fair value assigned to the acquired leases at the properties, which amount represents a non-cash investing activity and is therefore not included in the accompanying 2008 consolidated statement of cash flows.

For the years ended October 31, 2010, 2009 and 2008, the net amortization of above-market and below-market leases amounted to $300,000, $132,000 and $50,000, respectively, which amounts are included in base rents in the accompanying consolidated statements of income.

In fiscal 2010, the Company incurred costs of approximately $4.7 million related to capital improvements to its properties and leasing costs.

(4) NON-CORE PROPERTIES

At October 31, 2010, the non-core properties consist of two industrial properties ("the St. Louis" property and "the Dallas" property) located outside of the Northeast region of the United States. The Board of Directors has authorized management, subject to its approval of any contract for sale, to sell the non-core properties of the Company over a period of several years in furtherance of the Company's objectives to focus on northeast properties.

The components of non-core properties were as follows (in thousands):

	2010	2009
Land	**$ 450**	$ 450
Buildings and improvements	**933**	933
	1,383	1,383
Accumulated depreciation	**(932)**	(844)
	$ 451	$ 539

In December 2009, the Company extended the leases of both non-core properties seven years through December 2016. Net rents on the St. Louis property (192,000 sf) were decreased to $3.40 per square foot in years 1-5 and $3.90 per square foot in years 6-7 versus $3.98 per square foot in the expiring lease. Net rents on the Dallas property (255,000 sf) were decreased to $3.71 per square foot in years 1-5 and $4.25 per square foot in years 6-7 versus $4.21 per square foot in the expiring lease. Neither lease contains an option for a term extension beyond 2016. The effective date of both extensions was January 1, 2010. Currently the properties are used as parts distribution facilities for the parts and service division of Chrysler Group LLC.

Minimum rental payments on non-cancelable operating leases of the non-core properties totaling $10,315,000 become due as follows: 2011—$1,597,000; 2012—$1,597,000; 2013—$1,597,000; 2014—$1,597,000; 2015—$1,792,000 and thereafter—$2,135,000.

(5) DISCONTINUED OPERATIONS

The Company follows the provisions of ASC Topic 205, "Presentation of Financial Statements," and ASC Topic 360, "Property, Plant, and Equipment," which require, among other things, that the results of operations of properties sold or that otherwise qualify as held for sale be classified as discontinued operations and presented separately in the Company's consolidated financial statements.

In fiscal 2009, the Company completed the negotiations on a contract to sell two properties for a sales price, including closing costs, of $8.1 million. In accordance with ASC Topic 205 and 360, the Company adjusted the carrying value of the property to $8.1 million and realized a loss on asset held for sale of approximately $155,000. Subsequent to fiscal 2009, the aforementioned contract was terminated and the Company completed negotiations on a new contract with a different buyer to sell the two properties for a sales price, including closing costs, of $7.8 million. In accordance with ASC Topic 205 and 360, the Company further adjusted the carrying value of the property to $7.8 million and realized a loss on asset held for sale of approximately $300,000. The $300,000 in fiscal 2010 and the $155,000 in fiscal 2009 are included in other expense on the accompanying consolidated statement of income for those periods, respectively, as the Company determined that the amount of loss, operations and revenue of the property were insignificant to disclose separately as discontinued operations.

Also in fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale. The property had no operating activity and accordingly the Company will not report any discontinued operations as required by ASC Topic 205.

(6) MORTGAGE NOTE RECEIVABLE

At October 31, 2010, mortgage note receivable consisted of one fixed rate mortgage with a contractual interest rate of 9%. The mortgage note matures in 2013 and is secured by a retail property. Interest is recognized on the effective yield method. The mortgage note is recorded at a discounted amount which reflects the market interest rate at the time of acceptance of the note. At October 31, 2010, the remaining unamortized discount was $60,500.

At October 31, 2010, principal payments on the mortgage note receivable become due as follows: 2011—$90,000; 2012—$102,000; 2013—$898,000.

(7) MORTGAGE NOTES PAYABLE AND BANK LINES OF CREDIT

At October 31, 2010, mortgage notes payable are due in installments over various periods to fiscal 2019 at effective rates of interest ranging from 3.9% to 7.25% and are collateralized by real estate investments having a net carrying value of approximately $177 million.

Combined aggregate principal maturities of mortgage notes payable during the next five years and thereafter are as follows (in thousands):

	Principal Repayments	Scheduled Amortization	Total
2011	$ 3,947	$ 2,470	$ 6,417
2012	3,791	2,419	6,210
2013	11,455	2,071	13,526
2014	—	2,038	2,038
2015	—	2,164	2,164
Thereafter	80,952	6,895	87,847
	$100,145	$18,057	$118,202

The Company has a $50 million Unsecured Revolving Credit Agreement (the "Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The Facility gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Facility can be used for, among other things, acquisitions, working capital, capital expenditures, and repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings will bear interest at the Company's option of Eurodollar rate plus 0.85% to 1.15% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company will pay an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. The Company was in compliance with such covenants at October 31, 2010. In November of 2010, the Company notified the lender of the Facility that it was exercising its first one-year option. The new maturity date of the Facility is February 10, 2012. After the extension the Company has one remaining one-year extension option available.

During fiscal 2010, the Company borrowed a total of $44.0 million on its unsecured revolving credit facility to fund its equity in two property acquisitions and investments in two real estate joint ventures accounted for under the equity method of accounting. In September 2010, the Company repaid $32.4 million of those borrowings with proceeds from its sale of Class A common stock.

In March 2010, the Company borrowed $11.6 million on the Facility to fund its debt investment in the Midway Shopping Center LP (see Note 10, "Investments in and Advances to Unconsolidated Joint Ventures" for further information on this transaction). In connection with borrowing on its Facility, the Company entered into to a derivative financial instrument contract with BNY Mellon as the counterparty. The terms of that contract allowed the Company to "swap" the variable interest rate of Libor plus 0.85% per annum for a fixed rate of interest of 2.07% per annum on a notional amount of $11.6 million. The swap expires in January 2013.

The Company also has a Secured Revolving Credit Facility with the Bank of New York Mellon (the "Secured Credit Facility"). The Secured Credit Facility provides for borrowings of up to $30 million. The maturity date of the Secured Credit Facility is April 15, 2011 and is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at prime plus 0.50% or the Eurodollar rate plus 1.75%. The Secured Credit Facility requires the Company to maintain certain debt service coverage ratios during its term. The Company was in compliance with such covenants at October 31, 2010. The Company pays an annual fee of 0.25% on the unused portion of the Secured Credit Facility. The Secured Credit Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes. The Company is currently in negotiations to extend the Secured Credit facility for a new three-year term.

In fiscal 2010, the Company repaid its mortgage payable secured by its Somers property in the amount of $5.2 million.

In fiscal 2010, the Company, through a wholly owned subsidiary, assumed a first mortgage payable with an estimated fair value of approximately $9.2 million in conjunction with its purchase of New Milford. The mortgage requires payments of principal and interest at a fixed rate of interest of 3.9% with a maturity of December 2012.

In fiscal 2009, the Company, through a wholly owned subsidiary, completed a new first mortgage financing on one of its properties in the amount of $18.9 million. The new mortgage has a fixed rate of interest of 6.55% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in May of 2019. Proceeds from the mortgage financing in the amount of $17.1 million were used to repay borrowings under the Company's unsecured revolving credit facility. Additionally in fiscal 2009, the Company completed a new first mortgage financing on another of its properties in the amount of $17.8 million. The new mortgage has a fixed rate of interest of 6.66% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in August of 2019.

Interest paid in the years ended October 31, 2010, 2009 and 2008 was approximately $7.5 million, $6.5 million and $7.0 million, respectively.

(8) REDEEMABLE PREFERRED STOCK

The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. At October 31, 2010, the Company had issued and outstanding 400,000 shares of Series C Senior Cumulative Preferred Stock (Series C Preferred Stock), 2,450,000 shares of Series D Senior Cumulative Preferred Stock (Series D Preferred Stock) (see Note 11) and 2,400,000 shares of Series E Senior Cumulative Preferred Stock (Series E Preferred Stock).

The following table sets forth the details of the Company's redeemable preferred stock as of October 31, 2010 and 2009 (amounts in thousands, except share data):

	October 31,	
	2010	2009
8.50% Series C Senior Cumulative Preferred Stock; liquidation preference of $100 per share; issued and outstanding 400,000 shares	**$38,406**	$38,406
8.50% Series E Senior Cumulative Preferred Stock; liquidation preference of $25 per share; issued and outstanding 2,400,000 shares	**57,797**	57,797
Total Redeemable Preferred Stock	**$96,203**	$96,203

The Series E Preferred Stock and Series C Preferred Stock have no stated maturity, are not subject to any sinking fund or mandatory redemption and are not convertible into other securities or property of the Company. Commencing May 2013 (Series C Preferred Stock) and March 2013 (Series E Preferred Stock), the Company, at its option, may redeem the preferred stock issues, in whole or in part, at a redemption price equal to the liquidation preference per share, plus all accrued and unpaid dividends.

Upon a change in control of the Company (as defined), each holder of Series C Preferred Stock and Series E Preferred Stock has the right, at such holder's option, to require the Company to repurchase all or any part of such holder's stock for cash at a repurchase price equal to the liquidation preference per share plus all accrued and unpaid dividends.

The Series C Preferred Stock and Series E Preferred Stock contain covenants that require the Company to maintain certain financial coverages relating to fixed charge and capitalization ratios. Shares of both Preferred Stock series are non-voting; however, under certain circumstances (relating to non-payment of dividends or failure to comply with the financial covenants) the preferred stockholders will be entitled to elect two directors. The Company was in compliance with such covenants at October 31, 2010.

As the holders of the Series C Preferred Stock and Series E Preferred Stock only have a contingent right to require the Company to repurchase all or part of such holder's shares upon a change of control of the Company (as defined), the Series C Preferred Stock and Series E Preferred Stock are classified as redeemable equity instruments as a change in control is not certain to occur.

(9) CONSOLIDATED JOINT VENTURES AND REDEEMABLE NONCONTROLLING INTERESTS

The Company is the general partner in two consolidated limited partnerships which own grocery-anchored shopping centers. The limited partnerships are listed below with the Company's approximate ownership interest in parenthesis:

- UB Ironbound, LP ("Ironbound") (75%)
- UB Stamford, LP ("Stamford") (90%) (See note 16.)

The limited partnerships have defined termination dates of December 31, 2097 and December 31, 2099, respectively. The partners are entitled to receive an annual cash preference payable from available cash of the partnerships. Any unpaid preferences accumulate and are paid from future cash, if any. At October 31, 2010, the limited partners in Stamford have unpaid cash preferences of approximately $2.9 million. The balance of available cash, if any, is distributed in accordance with the respective partner's interests. The limited partners in Ironbound currently have the right to require the Company to repurchase all or a portion of their remaining limited partner interests at prices as defined in the Ironbound partnership agreement. The limited partners in Stamford can require the Company to repurchase all or a portion of their remaining limited partner interests at prices as defined in the Stamford partnership agreement. Upon liquidation of the partnerships, proceeds from the sale of partnership assets are to be distributed in accordance with the respective partnership interests. The limited partners are not obligated to make any additional capital contributions to the partnerships. The Company retains an affiliate of one of the limited partners in one of the partnerships to provide management and leasing services to the property at an annual fee equal to two percent of rental income collected, as defined. The limited partner interests in both partnerships are reflected at redemption value which approximates fair value in the accompanying consolidated financial statements as noncontrolling interests.

Effective November 1, 2009, the Company adopted ASC Topic 810, "Noncontrolling Interests in Consolidated Financial Statements." ASC Topic 810 states that the accounting and reporting for minority interests will be re-characterized as noncontrolling interests and classified as a component of equity subject to the provisions of the former Emerging Issues Task Force ("EITF") Topic D-98 (Revised March 2008). Because the limited partners in both of the Company's consolidated limited partnerships currently have the right to require the Company to redeem all or a part of their limited partnership units at prices as defined in the limited partnership agreements, the Company will report the noncontrolling interests in the partnerships in the mezzanine section, outside of permanent equity, of the consolidated balance sheets at redemption value which approximates fair value. For the fiscal year ended October 31, 2010, the Company increased the carrying value of the noncontrolling interests by $4.1 million with the corresponding decrease recorded in stockholders' equity (see Note 16).

The following table sets forth the details of the Company's redeemable noncontrolling interests at October 31, 2010 and October 31, 2009 (amounts in thousands):

	October 31,	
	2010	2009
Beginning Balance	**$ 7,259**	$7,259
Change in Redemption Value	**4,071**	—
Ending Balance	**$11,330**	$7,259

(10) INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

In April 2010, the Company, through a wholly owned subsidiary, acquired a 66.7% undivided equity interest in the Putnam Plaza Shopping Center ("Putnam Plaza") for a net investment of $6.5 million including closing costs. The investment was funded with available cash and a $5.8 million borrowing on the Company's Facility. The remaining undivided interest in the property is owned by an unaffiliated investor. Simultaneously to the acquisition, a $21 million non-recourse first mortgage payable was placed on the property with the proceeds distributed to the seller. The new mortgage has an initial term of five years with a five- year extension right at the then market interest rate as defined. Payments of interest only are due for the first thirty months at 6.2%. Beginning in the thirty-first month, payments of principal and interest, at the rate of 6.2%, are required based on a twenty-seven and one-half year amortization schedule. In conjunction with the purchase, the Company incurred acquisition costs totaling $116,000 which have been expensed on the fiscal 2010 consolidated statement of income.

The minority investor in the venture has provided the first mortgage lender with a $2 million recourse guarantee, which guarantees payment and performance. The Company has entered into an agreement with the minority investor whereby the Company will participate in the guarantee up to 66.7%.

The Company accounts for its investment in the Putnam Plaza joint venture under the equity method of accounting since it exercises significant influence, but does not control the venture.

The other venturer in Putnam Plaza has substantial participation rights in the financial decisions and operation of the property, which preclude the Company from consolidating the investment. The Company has evaluated its investment in Putnam Plaza and has concluded that the venture is not a variable interest entity. Under the equity method of accounting, the initial investment is recorded at cost as an investment in unconsolidated joint venture, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions from the venture. Any difference between the carrying amount of the investment on the Company's balance sheet and the underlying equity in net assets of the venture is evaluated for impairment at each reporting period.

In June 2010, the Company, through a wholly owned subsidiary, purchased a 9.9667% equity interest in Midway Shopping Center L.P., which owns a 247,000 square foot shopping center in Westchester County, New York ("Midway") for approximately $6.0 million. Also in June 2010, the Company loaned Midway, in the form of an unsecured note, approximately $11.6 million, which Midway used to repay $11.6 million in mortgage and unsecured loans. The loan to Midway by the Company will require monthly payments to the Company of interest only at 5.75% per annum; the loan will mature on January 1, 2013. The investments were funded with available cash and a $17.5 million borrowing on the Company's Facility. The Company has evaluated its investment in Midway and has concluded that the venture is not a variable interest entity and it should not be consolidated into the financial statements of the Company. Although the Company only has an approximate 10% equity interest in Midway, it controls 25% of the voting power of Midway and as such has determined that it exercises significant influence over the financial and operating decisions of Midway and accounts for its investment in Midway under the equity method of accounting. Under the equity method of accounting, the initial investment is recorded at cost as an investment in unconsolidated joint venture, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions from the venture. Any difference between the carrying amount of the investment on the Company's balance sheet and the underlying equity in net assets of the venture is evaluated for impairment at each reporting period. In conjunction with the purchase, the Company incurred acquisition costs totaling $42,000 which have been expensed on the fiscal 2010 consolidated statement of income. In November 2010, the Company, through a wholly owned subsidiary, purchased an additional 0.925% interest in Midway.

The Company has allocated the $6.5 million excess of the carrying amount of its investment in and advance to Midway over the Company's share of Midway's net book value to real property and will amortize the difference over the estimated useful life of 39 years.

Midway currently has a non-recourse first mortgage payable in the amount of $14 million. The loan bears interest only at the rate of 6% per annum, which matures in January 2013. Midway's only other debt outstanding is its unsecured loan to the Company in the amount of $11.6 million.

The Company's other investment in unconsolidated joint venture is a 20% economic interest in a partnership which owns a retail and office building in Westchester County, New York.

At October 31, 2010 and October 31, 2009, investments in and advances to unconsolidated joint ventures consisted of the following (with the Company's ownership percentage in parentheses) (amounts in thousands):

	October 31,	
	2010	2009
Midway Shopping Center, L.P. (9.9667%)	**$17,517**	$ —
Putnam Plaza Shopping Center (66.7%)	**6,610**	—
81 Pondfield Road Company (20%)	**723**	723
Total	**$24,850**	$723

(11) STOCKHOLDERS' EQUITY

The Series D Preferred Stock has no maturity and is not convertible into any other security of the Company. The Series D Preferred Stock is currently redeemable at the Company's option at a price of $25 per share plus accrued and unpaid dividends. Underwriting commissions and costs incurred in connection with the sale of the Series D Preferred Stock are reflected as a reduction of additional paid in capital.

During fiscal 2010, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering for $18.05 per share and raised net proceeds of $45.1 million. The Company used the proceeds of the offering to repay existing draws on its Facility that had been used to fund its equity investments in the four property acquisitions made in fiscal 2010.

The Class A Common Stock entitles the holder to 1/20 of one vote per share. The Common Stock entitles the holder to one vote per share. Each share of Common Stock and Class A Common Stock have identical rights with respect to dividends, except that each share of Class A Common Stock will receive not less than 110% of the regular quarterly dividends paid on each share of Common Stock.

The Company has a Dividend Reinvestment and Share Purchase Plan as amended (the "DRIP"), that permits stockholders to acquire additional shares of Common Stock and Class A Common Stock by automatically reinvesting dividends. During fiscal 2010, the Company issued 62,976 shares of Common Stock and 8,873 shares of Class A Common Stock (59,494 shares of Common Stock and 11,657 shares of Class A Common Stock in fiscal 2009) through the DRIP. As of October 31, 2010, there remained 411,222 shares of Common Stock and 446,290 shares of Class A Common Stock available for issuance under the DRIP.

The Company has a stockholder rights agreement that expires on November 11, 2018. The rights are not currently exercisable. When they are exercisable, the holder will be entitled to purchase from the Company one one-hundredth of a share of a newly established Series A Participating Preferred Stock at a price of $65 per one one-hundredth of a preferred share, subject to certain adjustments. The distribution date for the rights will occur 10 days after a person or group either acquires or obtains the right to acquire 10% ("Acquiring Person") or more of the combined voting power of the Company's Common Shares, or announces an offer, the consummation of which would result in such person or group owning 30% or more of the then outstanding Common Shares. Thereafter, shareholders other than the Acquiring Person will be entitled to purchase original common shares of the Company having a value equal to two times the exercise price of the right.

If the Company is involved in a merger or other business combination at any time after the rights become exercisable, and the Company is not the surviving corporation or 50% or more of the Company assets are sold or transferred, the rights agreement provides that the holder other than the Acquiring Person will be entitled to purchase a number of shares of common stock of the acquiring company having a value equal to two times the exercise price of each right.

The Company's articles of incorporation provide that if any person acquires more than 7.5% of the aggregate value of all outstanding stock, except, among other reasons, as approved by the Board of Directors, such shares in excess of this limit automatically will be exchanged for an equal number of shares of Excess Stock. Excess Stock has limited rights, may not be voted and is not entitled to any dividends. In March 2008, the Board of Directors of the Company granted an irrevocable waiver to the 7.5% limit to the purchaser and any subsequent owners of the Series E Preferred Stock.

In a prior year, the Board of Directors of the Company approved a share repurchase program ("Program") for the repurchase of up to 1,500,000 shares of Common Stock and Class A Common Stock in the aggregate and to repurchase shares of the Company's Series C and Series D Senior Cumulative Preferred Stock (Preferred Stock) in open-market transactions. During fiscal 2009, the Company repurchased 38,700 shares of Class A Common Stock at an aggregate price of $506,000. The Company did not repurchase any shares of Common, Class A Common or preferred stock during fiscal 2010. As of October 31, 2010, the Company had repurchased 3,600 shares of Common Stock and 724,578 shares of Class A Common Stock under the repurchase program. The Company has yet to repurchase any Preferred Stock under the Program.

(12) STOCK COMPENSATION AND OTHER BENEFIT PLANS

Restricted Stock Plan

The Company accounts for its Restricted Stock Plan in accordance with ASC Topic 718, "Stock Compensation." In March 2010, the stockholders of the Company approved an amendment to the restricted stock plan for key employees and directors of the Company. The restricted stock plan ("Plan") provides for the grant of up to 2,650,000 shares of the Company's common equity consisting of 350,000 Common shares, 350,000 Class A Common shares and 1,950,000 shares, which, at the discretion of the Company's compensation committee, may be awarded in any combination of Class A Common shares or Common shares.

In January 2010, the Company awarded 175,950 shares of Common Stock and 69,550 shares of Class A Common Stock to participants in the Plan. The grant date fair value of restricted stock grants awarded to participants was $3.7 million. As of October 31, 2010, there remained a total of $12.2 million of unrecognized restricted stock compensation related to outstanding non-vested restricted stock grants awarded under the Plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 5.0 years. For the years ended October 31, 2010, 2009 and 2008, amounts charged to compensation expense totaled $3,200,000, $2,570,000 and $1,713,000, respectively.

A summary of the status of the Company's non-vested restricted stock awards as of October 31, 2010, and changes during the year ended October 31, 2010 are presented below:

	Common Shares		Class A Common Shares	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Non-vested at October 31, 2009	1,095,450	$14.72	334,700	$15.08
Granted	175,950	$14.88	69,550	$15.25
Vested	(38,300)	$ 7.25	(54,300)	$10.33
Forfeited	—	—	—	—
Non-vested at October 31, 2010	1,233,100	$14.97	349,950	$15.85

Profit Sharing and Savings Plan

The Company has a profit sharing and savings plan (the "401K Plan"), which permits eligible employees to defer a portion of their compensation in accordance with the Internal Revenue Code. Under the 401K Plan, the Company made contributions on behalf of eligible employees. The Company made contributions to the 401K Plan of approximately $140,000 in each of the three years ended October 31, 2010, 2009 and 2008. The Company also has an Excess Benefit and Deferred Compensation Plan that allows eligible employees to defer benefits in excess of amounts provided under the Company's 401K Plan and a portion of the employee's current compensation.

(13) FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants.

ASC Topic 820's valuation techniques are based on observable or unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—Quoted prices for identical instruments in active markets
- Level 2— Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant value drivers are observable
- Level 3—Valuations derived from valuation techniques in which significant value drivers are unobservable

Marketable debt and equity securities are valued based on quoted market prices on national exchanges.

In fiscal 2010, the Company completed the negotiations with the limited partners in Stamford to purchase their noncontrolling interests in Stamford for a purchase price of $7.4 million; accordingly, the fair value of the noncontrolling interests in Stamford were adjusted to $7.4 million at October 31, 2010. In addition, because the negotiated buyout represents significant other observable inputs (a negotiated exit price), the Company has transferred the balance of noncontrolling interests in Stamford from the "Significant Unobservable Inputs" designation to the "Significant Other Observable Inputs" designation at October 31, 2010.

The Company calculates the fair value of the remaining redeemable noncontrolling interests in Ironbound based on unobservable inputs considering the assumptions that market participants would make in pricing the obligations. The inputs used include an estimate of the fair value of the cash flow generated by the limited partnership in which the investor owns the partnership units.

The fair values of interest rate swaps are determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves ("significant other observable inputs"). The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2010, that the fair value associated with the "significant unobservable inputs" relating to the Company's risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon "significant other observable inputs."

The Company measures its redeemable noncontrolling interests, marketable equity and debt securities classified as available for sale securities and interest rate swap derivative at fair value on a recurring basis. The fair value of these financial assets and liabilities was determined using the following inputs at October 31, 2010 (amounts in thousands):

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Available for Sale Securities	$ 932	$932	$ —	$ —
Liabilities:				
Interest Rate Swap Agreement	$ 203	$ —	$ 203	$ —
Redeemable noncontrolling interests	$11,330	$ —	$7,419	$3,911

Fair market value measurements based upon Level 3 inputs changed from $7,259 at November 1, 2009 to $3,911 at October 31, 2010 as a result of a $4,071 increase in the redemption value of the Company's two noncontrolling interests in accordance with the application of ASC Topic 810 beginning on November 1, 2009 and a $7,419 transfer of the Stamford noncontrolling interest from Level 3 to Level 2 during the fourth quarter of fiscal 2010.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, tenant receivables, prepaid expenses, other assets, accounts payable, accrued expenses, revolving lines of credit and other liabilities are reasonable estimates of their fair values.

The estimated fair value of the mortgage note receivable collateralized by real property is based on discounting the future cash flows at a year-end risk adjusted lending rate that the Company would utilize for loans of similar risk and duration. At October 31, 2010 and October 31, 2009, the estimated aggregate fair value of the mortgage note receivable was approximately $1.2 million.

The estimated fair value of mortgage notes payable was approximately $122 million and $115 million at October 31, 2010 and October 31, 2009, respectively. The estimated fair value of mortgage notes payable is based on discounting the future cash flows at a year-end risk adjusted borrowing rate currently available to the Company for issuance of debt with similar terms and remaining maturities.

Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

(14) COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is involved in legal actions relating to the ownership and operations of its properties. In management's opinion, the liabilities, if any, that ultimately may result from such legal actions are not expected to have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

At October 31, 2010, the Company had commitments of approximately $5.3 million for tenant-related obligations.

(15) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended October 31, 2010 and 2009 are as follows (in thousands, except per share data):

	Year Ended October 31, 2010				Year Ended October 31, 2009			
	Quarter Ended				Quarter Ended			
	Jan 31	Apr 30	July 31	Oct 31	Jan 31	Apr 30	July 31	Oct 31
Revenues	$20,518	$21,169	$21,813	$21,618	$21,370	$21,188	$20,485	$19,529
Net Income Attributable to Urstadt Biddle Properties Inc.	$ 6,413	$ 6,160	$ 7,792	$ 7,177	$ 6,879	$ 7,381	$ 7,052	$ 6,431
Preferred Stock Dividends	(3,273)	(3,274)	(3,273)	(3,274)	(3,273)	(3,274)	(3,273)	(3,274)
Net Income Applicable to Common and Class A Common Stockholders	$ 3,140	$ 2,886	$ 4,519	$ 3,903	$ 3,606	$ 4,107	$ 3,779	$ 3,157
Per Share Data:								
Basic Earnings Per Share:								
Class A Common Stock	$.13	$.12	$.18	$.15	$.15	$.17	$.16	$.13
Common Stock	$.12	$.11	$.17	$.14	$.13	$.15	$.14	$.12
Diluted Earnings Per Share:								
Class A Common Stock	$.13	$.12	$.18	$.15	$.15	$.17	$.15	$.13
Common Stock	$.11	$.10	$.16	$.13	$.13	$.15	$.14	$.11

(16) SUBSEQUENT EVENTS

On December 15, 2010, the Board of Directors of the Company declared cash dividends of $.2225 for each share of Common Stock and $.2450 for each share of Class A Common Stock. The dividends are payable on January 21, 2011 to stockholders of record on January 7, 2011. The Board of Directors also ratified the actions of the Company's compensation committee authorizing the awards of 175,950 shares of Common Stock and 63,100 shares of Class A Common Stock to certain key officers and directors of the Company, effective January 3, 2011 pursuant to the Company's restricted stock plan. The fair value of the shares awarded totaling $4.3 million will be charged to expense over the respective vesting periods.

In December of 2010, the Company entered into a lease termination agreement with a tenant who had vacated their space at one of the Company's properties prior to the expiration of their lease. In accordance with the agreement, the tenant agreed to pay the Company $3.3 million as consideration for terminating all obligations under the lease with the Company. Under the terms of the agreement, the former tenant will make 41 equal monthly payments of $80,000, and one final payment of $20,000, without interest to satisfy the $3.3 million termination fee.

In December of 2010 and January of 2011, the Company and a wholly owned subsidiary purchased the remaining 10% limited partner interests in the limited partnership that owns the Stamford property for $7.4 million. As a result of this transaction, the Company will have a 100% ownership interest in the property.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited the accompanying consolidated balance sheets of Urstadt Biddle Properties Inc. (the "Company") as of October 31, 2010 and 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urstadt Biddle Properties Inc. at October 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of October 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 13, 2011 expressed an unqualified opinion thereon.

New York, New York
January 13, 2011

/s/PKF LLP

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this report.

Forward-Looking Statements

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this report that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including, among other things, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those anticipated in the forward-looking statements.

Executive Summary and Overview

The Company, a REIT, is a fully integrated, self-administered real estate company, engaged in the acquisition, ownership and management of commercial real estate, primarily neighborhood and community shopping centers in the northeastern part of the United States. Other real estate assets include office and industrial properties. The Company's major tenants include supermarket chains and other retailers who sell basic necessities. At October 31, 2010, the Company owned or had equity interests in 50 properties containing a total of 4.6 million square feet of GLA of which approximately 94% was leased. Included in the 50 properties are equity interests in three unconsolidated joint ventures at October 31, 2010. These joint ventures were approximately 90% leased. We have paid quarterly dividends to our shareholders continuously since our founding in 1969 and have increased our dividends per Common and Class A common shares for 17 consecutive years.

The Company derives substantially all of its revenues from rents and operating expense reimbursements received pursuant to long-term leases and focuses its investment activities on community and neighborhood shopping centers, anchored principally by regional supermarket chains. The Company believes, because of the need of consumers to purchase food and other staple goods and services generally available at supermarket-anchored shopping centers, that the nature of its investments provide for relatively stable revenue flows even during difficult economic times. The Company is experiencing and, in fiscal 2011, expects that it will continue to experience increased vacancy rates, relative to the Company's historical norm, at some of its shopping centers and a lengthening in the time required for releasing of vacant space, as the current economic downturn continues to negatively affect retail companies. However, the Company believes it is well positioned to weather these difficulties. Notwithstanding the increase in vacancy rates at various properties, approximately 94% of the Company's portfolio remains leased. The Company has a strong capital structure with only $4.1 million in secured debt maturing in the next 12 months. The Company expects to continue to explore acquisition opportunities that may arise during this economic downturn consistent with its business strategy.

Primarily as a result of property acquisitions in fiscal 2010, the Company's financial data shows increases in total revenues and expenses from period to period.

The Company focuses on increasing cash flow, and consequently the value of its properties, and seeks continued growth through strategic re-leasing, renovations and expansion of its existing properties and selective acquisition of income-producing properties, primarily neighborhood and community shopping centers in the northeastern part of the United States.

Key elements of the Company's growth strategies and operating policies are to:

- Acquire neighborhood and community shopping centers in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey
- Hold core properties for long-term investment and enhance their value through regular maintenance, periodic renovation and capital improvement
- Selectively dispose of non-core and underperforming properties and re-deploy the proceeds into properties located in the northeast region
- Increase property values by aggressively marketing available GLA and renewing existing leases
- Renovate, reconfigure or expand existing properties to meet the needs of existing or new tenants
- Negotiate and sign leases which provide for regular or fixed contractual increases to minimum rents
- Control property operating and administrative costs

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex or subjective judgments. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of the Company's accounting policies included in Note 1 to the consolidated financial statements of the Company.

Revenue Recognition

Our leases with tenants are classified as operating leases. The Company records base rents on a straight-line basis over the term of each lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in tenant receivables on the Company's consolidated balance sheets. Most leases contain provisions that require tenants to reimburse a pro-rata share of real estate taxes and certain common area expenses. Adjustments are also made throughout the year to tenant receivables and the related cost recovery income based upon the Company's best estimate of the final amounts to be billed and collected.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is established based on a quarterly analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past-due accounts and considers information such as the nature and age of the receivables, the payment history of the tenants or other debtors, the financial condition of the tenants and any guarantors and management's assessment of their ability to meet their lease obligations, the basis for any disputes and the status of related negotiations, among other things. Management's estimates of the required allowance is subject to revision as these factors change and is sensitive to the effects of economic and market conditions on tenants, particularly those at retail properties. Estimates are used to establish reimbursements from tenants for common area maintenance, real estate tax and insurance costs. The Company analyzes the balance of its estimated accounts receivable for real estate taxes, common area maintenance and insurance for each of its properties by comparing actual recoveries versus actual expenses and any actual write-offs. Based on its analysis, the Company may record an additional amount in its allowance for doubtful accounts related to these items. It is also the Company's policy to maintain an allowance of approximately 10% of the deferred straight-line rents receivable balance for future tenant credit losses.

Real Estate

Land, buildings, property improvements, furniture/fixtures and tenant improvements are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

The amounts to be capitalized as a result of an acquisition and the periods over which the assets are depreciated or amortized are determined based on estimates as to fair value and the allocation of various costs to the individual assets. The Company allocates the cost of an acquisition based upon the estimated fair value of the net assets acquired. The Company also estimates the fair value of intangibles related to its acquisitions. The valuation of the fair value of intangibles involves estimates related to market conditions, probability of lease renewals and the current market value of in-place leases. This market value is determined by considering factors such as the tenant's industry, location within the property and competition in the specific region in which the property operates. Differences in the amount attributed to the intangible assets can be significant based upon the assumptions made in calculating these estimates.

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation. These assessments have a direct impact on the Company's net income.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-40 years
Property Improvements	10-20 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Shorter of lease term or their useful life

Asset Impairment

On a periodic basis, management assesses whether there are any indicators that the value of the real estate properties may be impaired. A property value is considered impaired when management's estimate of current and projected operating cash flows (undiscounted and without interest) of the property over its remaining useful life is less than the net carrying value of the property. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. To the extent impairment has occurred, the loss is measured as the excess of the net carrying amount of the property over the fair value of the asset. Changes in estimated future cash flows due to changes in the Company's plans or market and economic conditions could result in recognition of impairment losses which could be substantial. Management does not believe that the value of any of its rental properties is impaired at October 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2010, the Company had unrestricted cash and cash equivalents of $15.7 million compared to $10.3 million at October 31, 2009. The Company's sources of liquidity and capital resources include its cash and cash equivalents, proceeds from bank borrowings and long-term mortgage debt, capital financings and sales of real estate investments. Payments of expenses related to real estate operations, debt service, management and professional fees, and dividend requirements place demands on the Company's short-term liquidity.

As a result of the Company's conservative capital structure, the Company's liquidity and capital resources have not been significantly affected by the recent turmoil in the credit markets. The Company maintains a ratio of total debt to total assets of under 25%, which we believe will allow the Company to obtain additional secured mortgage borrowings if necessary. The Company's earliest significant fixed rate debt maturity is not until October 2011. As of October 31, 2010, the Company has loan availability of $68.4 million on its two revolving lines of credit.

In January of 2011, the Company used available cash in the amount of $7.4 million to purchase the remaining 10% limited partner interests in the limited partnership that owns the Stamford property. (See Note 16 in the Company's financial statements included in this report for more information.)

Cash Flows

The Company expects to meet its short-term liquidity requirements primarily by generating net cash from the operations of its properties. The Company believes that its net cash provided by operations will be sufficient to fund its short-term liquidity requirements for fiscal 2011 and to meet its dividend requirements necessary to maintain its REIT status. In fiscal 2010, 2009 and 2008, net cash flow provided by operations amounted to $45.2 million, $42.6 million and $45.0 million, respectively. Cash dividends paid on common and preferred shares increased to $38.9 million in fiscal 2010 compared to $37.7 million in fiscal 2009 and $36.0 million in fiscal 2008.

The Company expects to continue paying regular dividends to its stockholders. These dividends will be paid from operating cash flows which are expected to increase due to property acquisitions and growth in operating income in the existing portfolio and from other sources. The Company derives substantially all of its revenues from rents under existing leases at its properties. The Company's operating cash flow therefore depends on the rents that it is able to charge to its tenants, and the ability of its tenants to make rental payments. The Company believes that the nature of the properties in which it typically invests—primarily grocery-anchored neighborhood and community shopping centers—provides a more stable revenue flow in uncertain economic times, in that consumers still need to purchase basic staples and convenience items. However, even in the geographic areas in which the Company owns properties, general economic downturns may adversely impact the ability of the Company's tenants to make lease payments and the Company's ability to re-lease space as leases expire. In either of these cases, the Company's cash flow could be adversely affected.

In December 2010, the Company was notified that The Great Atlantic and Pacific Tea Company, Inc., which leases three spaces in the Company's portfolio (129,000 sf), filed a petition for protection under Chapter 11 of the United States Bankruptcy Law. As of the date of this report, the Company has not received any additional information regarding these three leases. If the leases are rejected under bankruptcy law, the Company potentially could suffer re-tenanting costs and a rental income loss until the spaces are re-leased. If the leases are rejected, the Company believes it would be successful in re-leasing the vacant spaces, although there could be some rental revenue loss during the time it takes to re-lease the spaces.

Net Cash Flows from:

Operating Activities

Net cash flows provided by operating activities amounted to $45.2 million in fiscal 2010, compared to $42.6 million in fiscal 2009 and $45.0 million in fiscal 2008. The changes in operating cash flows were primarily the result of:

Increase from fiscal 2009 to fiscal 2010:

a) The receipt in fiscal 2010 of a $2.0 million condemnation award from the State of Connecticut related to one of the Company's properties which was accrued at October 31, 2009.

Decrease from fiscal 2008 to fiscal 2009:

a) an increase in tenant receivables in fiscal 2009 relating to common area maintenance and real estate tax billings for increased expenses in those two categories at some of the Company's properties; b) an increase in other assets in fiscal 2009 as a result of payments made in advance for real estate taxes on properties with increased real estate tax assessments when compared with similar payments made in the prior period for those same properties; c) a decrease in net operating results at some of the Company's properties owned during both periods; d) an increase in restricted cash relating to deposits for the two new mortgages the Company entered into in fiscal 2009; offset by: e) the addition of the net operating results of the Company's acquired properties in fiscal 2008.

Investing Activities

Net cash flows used in investing activities were $51.2 million in fiscal 2010, $3.1 million in fiscal 2009 and $33.7 million in fiscal 2008. The changes in investing cash flows were primarily the result of:

Increase in cash used from fiscal 2009 to fiscal 2010:

a) The Company acquiring $46.2 million (four properties) in properties in fiscal 2010 when compared with $600,000 (three retail bank branches) and $2.1 million (one limited partnership interest in a consolidated joint venture) in fiscal 2009 and b) the Company incurring $2.4 million more in improvements and deferred charges related to its properties in fiscal 2010 when compared to fiscal 2009.

Decrease from fiscal 2008 to fiscal 2009:

a) The Company acquiring $23.9 million (five properties) in properties in fiscal 2008 when compared with $600,000 (three retail bank branches) and $2.1 million (one limited partnership interest in a consolidated joint venture) in fiscal 2009 and b) the Company incurring $6.4 million more in improvements and deferred charges related to its properties in fiscal 2008 when compared to fiscal 2009.

The Company also invests in its properties and regularly pays for capital expenditures for property improvements, tenant costs and leasing commissions.

Financing Activities

Net cash flows provided by financing activities amounted to $11.4 million in fiscal 2010 as compared with net cash used by financing activities in the amount of $30.8 million in fiscal 2009 and $13.9 million in fiscal 2008. The change in net cash provided (used) by financing activities was primarily attributable to:

Cash generated:

Fiscal 2010: (Total $90.0 million)

- Proceeds from Class A Common stock offering of $46.0 million.
- Proceeds from revolving credit line borrowings for property acquisitions in the amount of $44.0 million.

Fiscal 2009: (Total $50.8 million)

- Mortgage proceeds of $36.7 million from the refinancing of one property with a larger mortgage and the placing of a mortgage on another property which was unencumbered.
- Proceeds from revolving credit line borrowings in the amount of $14.1 million.

Fiscal 2008: (Total $77.4 million)

- Net proceeds from the issuance of Series E Preferred stock in the amount of $58.0 million.
- Proceeds from revolving credit line borrowings in the amount of $18.1 million.
- Repayment to the Company of an officer note receivable in the amount of $1.3 million.

Cash used:

Fiscal 2010: (Total $78.7 million)

- Dividends to shareholders in the amount of $38.9 million.
- Repayment of revolving credit line borrowings in the amount of $32.4 million.
- Repayment of mortgage notes payable in the amount of $7.4 million.

Fiscal 2009: (Total $82.1 million)

- Dividends to shareholders in the amount of $37.7 million.
- Repayment of revolving credit line borrowings in the amount of $19.2 million.
- Repayment of mortgage notes payable in the amount of $25.2 million.

Fiscal 2008: (Total $92.2 million)

- Dividends to shareholders in the amount of $36.0 million.
- Repayment of Series B Preferred stock in the amount of $15.0 million.
- Repayment of revolving credit line borrowings in the amount of $25.2 million.
- Repayment of mortgage notes payable in the amount of $7.0 million.
- Repurchase of Class A common stock in the amount of $9.0 million.

Capital Resources

The Company expects to fund its long-term liquidity requirements such as property acquisitions, repayment of indebtedness and capital expenditures through other long-term indebtedness (including indebtedness assumed in acquisitions), proceeds from sales of properties and/or the issuance of equity securities. The Company believes that these sources of capital will continue to be available to it in the future to fund its long-term capital needs; however, there are certain factors that may have a material adverse effect on its access to capital sources. The Company's ability to incur additional debt is dependent upon its existing leverage, the value of its unencumbered assets and borrowing limitations imposed by existing lenders. The Company's ability to raise funds through sales of equity securities is dependent on, among other things, general market conditions for REITs, market perceptions about the Company and its stock price in the market. The Company's ability to sell properties in the future to raise cash will be dependent upon market conditions at the time of sale.

Financings and Debt

During fiscal 2010, the Company sold 2,500,000 shares of Class A Common Stock in an underwritten follow-on common stock offering and raised net proceeds of $45.1 million. The Company used a portion of the proceeds from the sale of the Class A Common Stock to repay variable rate debt it had drawn for property acquisitions in fiscal 2010. The Company currently has approximately $12 million remaining from the offering to invest in income producing properties and to use for general corporate purposes.

In fiscal 2010, the Company repaid its mortgage payable secured by its Somers property in the amount of $5.2 million.

In fiscal 2010, the Company assumed a first mortgage payable with an estimated fair value of approximately $9.2 million in conjunction with its purchase of the New Milford Plaza Shopping Center. The mortgage requires payments of principal and interest at a fixed rate of interest of 3.9% with a maturity of December 2012.

During fiscal 2010, the Company borrowed $44.0 million on its unsecured revolving credit facility to fund its equity in two property acquisitions and two investments in real estate joint ventures accounted for under the equity method of accounting. In September 2010, the Company repaid $32.4 million of those borrowings with proceeds from its sale of Class A common stock. At October 31, 2010, the Company had $11.6 million outstanding on its two revolving lines of credit.

During 2010, the Company entered into to a derivative financial instrument contract with BNY Mellon as the counterparty. The terms of that contract allowed the Company to "swap" a variable interest rate of Libor plus 0.85% per annum for a total fixed rate of interest of 2.07% per annum on a notional amount of $11.6 million. The swap expires in January 2013.

During fiscal 2009, the Company, through a wholly owned subsidiary, completed a new first mortgage financing on one of its properties in the amount of $18.9 million. The new mortgage has a fixed rate of interest of 6.55% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in May of 2019. Proceeds from the mortgage financing in the amount of $17.1 million were used to repay borrowings under the Company's unsecured revolving credit facility. Additionally in fiscal 2009, the Company completed a new first mortgage financing on another of its properties in the amount of $17.8 million. The new mortgage has a fixed rate of interest of 6.66% per annum with required monthly payments of principal and interest based on a 25-year amortization schedule. The mortgage has a term of ten years and is due in August of 2019.

During fiscal 2008, the Company sold 2,400,000 shares of Series E Preferred Stock for net proceeds of $58.0 million. The Series E Preferred Stock entitles the holders thereof to cumulative cash dividends payable quarterly in arrears at the rate of 8.5% per annum on the $25 per share liquidation preference. In conjunction with the sale of the Series E Preferred Stock, the Company redeemed all 150,000 shares of its Series B Preferred Stock, for the redemption price, as defined, in the amount of $15.0 million. The Company used a portion of the proceeds from the sale of the Series E Preferred Stock to repay variable rate debt and for property acquisitions.

The Company is exposed to interest rate risk primarily through its borrowing activities. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and the Company's future financing requirements. Mortgage notes payable in the amount of $118.2 million consist of fixed rate mortgage loan indebtedness with a weighted average interest rate of 5.9% at October 31, 2010. The mortgage loans are secured by 10 properties with a net book value of $177 million and have fixed rates of interest ranging from 3.9% to 7.25%. The Company made principal payments of $7.4 million (including the repayment of $5.2 million in mortgages that matured) in fiscal 2010 compared to $25.2 million (including the repayment of $23.4 million in mortgages that matured) in fiscal 2009 compared to $7.0 million (including the repayment of $5.3 million in mortgages that matured) in fiscal 2008. The Company may refinance its mortgage loans, at or prior to scheduled maturity, through replacement mortgage loans. The ability to do so, however, is dependent upon various factors, including the income level of the properties, interest rates and credit conditions within the commercial real estate market. Accordingly, there can be no assurance that such re-financings can be achieved.

The Company has a $50 Million Unsecured Revolving Credit Agreement (the "Unsecured Facility") with The Bank of New York Mellon and Wells Fargo Bank N.A. The agreement gives the Company the option, under certain conditions, to increase the Facility's borrowing capacity up to $100 million. The maturity date of the Unsecured Facility is February 11, 2011 with two one-year extensions at the Company's option. Borrowings under the Unsecured Facility can be used for, among other things, acquisitions, working capital, capital expenditures, repayment of other indebtedness and the issuance of letters of credit (up to $10 million). Borrowings bear interest at the Company's option of Eurodollar plus 0.85% to 1.15% or The Bank of New York Mellon's prime lending rate plus 0.50%. The Company pays an annual fee on the unused commitment amount of up to 0.175% based on outstanding borrowings during the year. The Unsecured Facility contains certain representations, financial and other covenants typical for this type of facility. The Company's ability to borrow under the Unsecured Facility is subject to its compliance with the covenants and other restrictions on an ongoing basis. The principal financial covenants limit the Company's level of secured and unsecured indebtedness and additionally require the Company to maintain certain debt coverage ratios. As of October 31, 2010, the Company was in compliance with such covenants in the Unsecured Facility and in the Secured Facility discussed below. In November of 2010, the Company notified the lender of the Facility that it was exercising its first one-year extension option. The new maturity date of the Facility is February 10, 2012. After the extension, the Company has one remaining one-year extension option available.

The Company has a secured revolving credit facility with The Bank of New York Mellon (the "Secured Facility") which provides for borrowings of up to $30 million. The Secured Facility has a maturity date of April 2011. The Secured Facility is collateralized by first mortgage liens on two of the Company's properties. Interest on outstanding borrowings is at The Bank of New York Mellon's prime lending rate plus 0.50% or Eurodollar plus 1.75%. The Secured Facility requires the Company to maintain certain debt service coverage ratios during its term. We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and that failure to comply could result in defaults that accelerate the payment under our debt. The Company pays an annual fee of 0.25% on the unused portion of the Secured Facility. The Secured Facility is available to fund acquisitions, capital expenditures, mortgage repayments, working capital and other general corporate purposes. The Company is currently in negotiations to extend the Secured Facility for another three years.

Contractual Obligations

The Company's contractual payment obligations as of October 31, 2010 were as follows (amounts in thousands):

	Payments Due by Period						
	Total	2011	2012	2013	2014	2015	There-after
Mortgage notes payable	$118,202	$ 6,417	$6,210	$13,526	$2,038	$2,164	$87,847
Tenant obligations*	5,286	5,263	—	—	—	—	23
Total Contractual Obligations	$123,488	$11,680	$6,210	$13,526	$2,038	$2,164	$87,870

*Committed tenant-related obligations based on executed leases as of October 31, 2010.

The Company has various standing or renewable service contracts with vendors related to its property management. In addition, the Company also has certain other utility contracts entered into in the ordinary course of business which may extend beyond one year, which vary based on usage. These contracts include terms that provide for cancellation with insignificant or no cancellation penalties. Contract terms are generally one year or less.

Off-Balance Sheet Arrangements

The Company has three off-balance sheet investments in real estate property including its recent acquisition of a 66.7% equity interest in the Putnam Plaza shopping center, its 9.9667% (in November of 2010, the Company purchased an additional 0.925% interest in the Midway limited partnership) equity investment in the Midway Shopping Center L.P. and a 20% economic interest in a partnership that owns a primarily retail real estate investment. These unconsolidated joint ventures are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control the operating and financial decisions of these investments. Our off-balance sheet arrangements are more fully discussed in Note 10, "Investments in and Advances to Unconsolidated Joint Ventures," included in the Company's financial statements included in this report.

Capital Expenditures

The Company invests in its existing properties and regularly incurs capital expenditures in the ordinary course of business to maintain its properties. The Company believes that such expenditures enhance the competitiveness of its properties. In fiscal 2010, the Company paid approximately $4.7 million for property improvements, tenant improvement and leasing commission costs. The amounts of these expenditures can vary significantly depending on tenant negotiations, market conditions and rental rates. The Company expects to incur approximately $5.3 million for anticipated capital and tenant improvements and leasing costs in fiscal 2011. These expenditures are expected to be funded from operating cash flows or bank borrowings.

Acquisitions and Significant Property Transactions

The Company seeks to acquire properties which are primarily shopping centers located in the northeastern part of the United States with a concentration in Fairfield County, Connecticut, Westchester and Putnam Counties, New York and Bergen County, New Jersey.

In April 2010, the Company, through a wholly owned subsidiary, acquired three buildings containing 28,000 square feet of retail and office space in Katonah, New York for a cash purchase price of $8.5 million. In conjunction with the purchase, the Company incurred acquisition costs totaling $47,000 which have been expensed on the fiscal 2010 consolidated statement of income.

In May 2010, the Company, through a wholly owned subsidiary, completed the purchase of the New Milford Plaza Shopping Center for a purchase price of $22.3 million, subject to an existing first mortgage secured by the property at its estimated fair value of approximately $9.2 million. The Company financed its investment in the property with available cash and a $13.2 million borrowing on its Facility. In conjunction with the purchase, the Company incurred acquisition costs totaling $29,000 which have been expensed on the fiscal 2010 consolidated statement of income.

In April 2010, the Company, through a wholly owned subsidiary, acquired a 66.7% undivided equity interest in the Putnam Plaza Shopping Center for a net investment of $6.5 million including closing costs. The remaining undivided interest in the property is owned by an unaffiliated investor. Simultaneously to the acquisition, a $21 million non-recourse first mortgage payable was placed on the property with the proceeds distributed to the seller. The new mortgage has an initial term of five years with a five-year extension right at the then market interest rate as defined. Payments of interest only are due for the first thirty months at 6.2%. Beginning in the thirty-first month, payments of principal and interest, at the rate of 6.2%, are required based on a twenty-seven and one-half year amortization schedule.

The minority investor in the venture has provided the first mortgage lender with a $2 million recourse guarantee, which guarantees payment and performance. The Company has entered into an agreement with the minority investor whereby the Company will participate in the guarantee up to 66.7%.

The Company accounts for its investment in the Putnam Plaza joint venture under the equity method of accounting since it exercises significant influence, but does not control the venture.

In June 2010, the Company, through a wholly owned subsidiary, purchased a 9.9667% equity interest in Midway Shopping Center L.P. ("Midway"), which owns a 247,000 square foot shopping center in Westchester County, New York for approximately $6.0 million. Also in June 2010, the Company loaned Midway, in the form of an unsecured note, approximately $11.6 million, which Midway used to repay $11.6 million in mortgage and unsecured loans. The loan to Midway by the Company will require monthly payments to the Company of interest only at 5.75% and will mature on January 1, 2013. The investments were funded with available cash and a $17.5 million borrowing on the Company's Facility. The Company has evaluated its investment in Midway and has concluded that the venture is not a variable interest entity and it should not be consolidated into the financial statements of the Company. Although the Company only has an approximate 10% equity interest in Midway, it controls 25% of the voting power of Midway and has determined that it exercises significant influence over the financial and operating decisions of Midway and thus accounts for its investment in Midway under the equity method of accounting. In November 2010, the Company, through a wholly owned subsidiary, purchased an additional 0.925% interest in the Midway.

The Company has allocated the $6.5 million excess of the carrying amount of its investment in and advance to Midway over the Company's share of Midway's net book value to real property and will amortize the difference over the estimated useful life of 39 years.

Midway currently has a non-recourse first mortgage payable in the amount of $14 million. The loan bears interest only at the rate of 6% per annum, which matures in January 2013. Midway's only other debt outstanding is its unsecured loan to the Company in the amount of $11.6 million.

On July 24, 2009, the State of Connecticut acquired certain areas of a property, owned by two of the Company's wholly owned subsidiaries, through a combination of condemnation and easement due to the construction of a bridge that runs over the property and awarded the Company's subsidiaries a total of approximately $2.0 million, which amount is recorded in other assets on the consolidated balance sheet at October 31, 2010. Approximately $1.8 million of the total award represents amounts to be paid to the Company for easements provided to the State of Connecticut for certain areas of the property for the next 10 years, loss of rental income and property restoration costs. The Company is amortizing the easement and loss of rental income proceeds as an addition to income on a straight-line basis evenly over the 10-year life of the easement and lost rent period.

In August 2009, the Company acquired three retail properties in Westchester County, New York, for a cash purchase price of approximately $600,000, including closing costs.

In April 2008, the Company, through a subsidiary, which is the sole general partner, acquired a 60% interest in UB Ironbound, LP ("Ironbound"), a newly formed limited partnership that acquired by contribution a 101,000 square foot shopping center in Newark, New Jersey ("Ferry Plaza"), valued at $26.3 million, including transaction costs of approximately $297,000 and the assumption of an existing first mortgage loan on the property at its estimated fair value of $11.9 million at a fixed interest rate of 6.15%. The Company's net investment in Ironbound amounted to $8.6 million. In July 2009, the Company borrowed $2.1 million on its Unsecured Revolving Credit Facility and used the proceeds to purchase, through a subsidiary, an additional 14.6% equity interest in Ironbound for approximately $2.1 million. A subsidiary of the Company continues to be the sole general partner of the partnership. As a result of the purchase, this subsidiary increased its economic ownership percentage in Ironbound from 60% to approximately 75%.

In December 2007, the Company acquired a 20,000 square foot retail property located in Waldwick, New Jersey (Waldwick) for $6.3 million including closing costs. The property is net-leased to a single tenant under a long-term lease arrangement.

In February 2008, the Company acquired two retail properties, containing approximately 5,500 square feet of GLA in Westchester County, New York for a cash purchase price of $2.3 million, including closing costs.

In August 2008, the Company acquired a 79,000 square foot shopping center in Litchfield County, Connecticut ("Veteran's Plaza") for a purchase price of $10.4 million, including the assumption of a first mortgage loan. The Company recorded the assumption of the mortgage loan at its estimated fair value which approximated $3.7 million.

In fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale.

NON-CORE PROPERTIES

In a prior year, the Company's Board of Directors expanded and refined the strategic objectives of the Company to refocus its real estate portfolio into one of self-managed retail properties located in the northeast and authorized the sale of the Company's non-core properties in the normal course of business over a period of several years. At October 31, 2010, the Company's non-core properties consist of two distribution service facilities (both of which are located outside of the northeast region of the United States). In December 2009, the Company extended the leases of both non-core properties seven years through December 2016. Net rents on the St. Louis property (192,000 sf) were decreased to $3.40 per square foot in years 1-5 and $3.90 per square foot in years 6-7 versus $3.98 per square foot in the expiring lease. Net rents on the Dallas property (255,000 sf) were decreased to $3.71 per square foot in years 1-5 and $4.25 per square foot in years 6-7 versus $4.21 per square foot in the expiring lease. Neither lease contains an option for a term extension beyond 2016. The effective date of both extensions was January 1, 2010. Currently the properties are used as parts distribution facilities for the parts and service division of Chrysler Group LLC.

The Company intends to sell these remaining non-core properties as opportunities become available. The Company's ability to generate cash from asset sales is dependent upon market conditions and will be limited if market conditions make such sales unattractive. There were no sales of non-core properties in fiscal 2010, 2009 and 2008. At October 31, 2010, the two remaining non-core properties have a net book value of approximately $450,000.

FUNDS FROM OPERATIONS

The Company considers Funds from Operations ("FFO") to be an additional measure of an equity REIT's operating performance. The Company reports FFO in addition to its net income applicable to common stockholders and net cash provided by operating activities. Management has adopted the definition suggested by The National Association of Real Estate Investment Trusts ("NAREIT") and defines FFO to mean net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding gains or losses from sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated joint ventures.

Management considers FFO a meaningful, additional measure of operating performance because it primarily excludes the assumption that the value of its real estate assets diminishes predictably over time and industry analysts have accepted it as a performance measure. FFO is presented to assist investors in analyzing the performance of the Company. It is helpful as it excludes various items included in net income that are not indicative of the Company's operating performance, such as gains (or losses) from sales of property and deprecation and amortization.

However, FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income); and
- should not be considered an alternative to net income as an indication of the Company's performance.

FFO as defined by us may not be comparable to similarly titled items reported by other real estate investment trusts due to possible differences in the application of the NAREIT definition used by such REITs. The table below provides a reconciliation of net income applicable to Common and Class A Common Stockholders in accordance with GAAP to FFO for each of the three years in the period ended October 31, 2010 (amounts in thousands).

	Year Ended October 31,		
	2010	2009	2008
Net Income Applicable to Common and Class A Common Stockholders	**$ 14,448**	$ 14,649	$ 16,147
Real property depreciation	**11,689**	11,463	10,966
Amortization of tenant improvements and allowances	**2,810**	3,169	2,822
Amortization of deferred leasing costs	**523**	672	509
Depreciation and amortization on unconsolidated joint ventures	**283**	—	—
Loss on assets held for sale	**300**	155	—
Funds from Operations Applicable to Common and Class A Common Stockholders	**$ 30,053**	$ 30,108	$ 30,444
Net Cash Provided by (Used in):			
Operating Activities	**$ 45,172**	$ 42,611	$ 44,997
Investing Activities	**$(51,195)**	$ (3,095)	$(33,694)
Financing Activities	**$ 11,358**	$(30,840)	$(13,857)

FFO amounted to $30.05 million in fiscal 2010 compared to $30.11 million in fiscal 2009 compared to $30.44 million in fiscal 2008. The net decrease in FFO in fiscal 2010, when compared with fiscal 2009 is attributable, among other things, to: a) a decrease from the beginning of fiscal 2009 in the leased and occupancy percentage at some of the Company's core properties which resulted in a reduction in base rent billed, and common area maintenance and real estate tax reimbursement revenue billed and accrued at some of our properties owned in both periods; b) a reduction in investment income and gain on sale of securities in the combined amount of $600,000 relating to the purchase and sale of marketable securities in the second quarter of fiscal 2009; c) an increase in interest expense from two mortgages the Company entered into in fiscal 2009; d) an increase in general and administrative expenses predominantly related to an increase in restricted stock amortization expense; and

e) $307,000 in property acquisition costs related to the recently completed acquisitions, that prior to the beginning of fiscal 2010, were capitalized under generally accepted accounting principles, offset by lease termination income in the amount of $586,000 received in the third quarter of fiscal 2010 and the FFO related to $46.2 million in property investments in the second and third quarters of fiscal 2010 (see more detailed explanations which follow).

The net decrease in FFO in fiscal 2009, when compared with fiscal 2008, is attributable, among other things, to: a) a decrease in the occupancy percentage at some of the Company's core properties which resulted in a reduction in base rent billed and tenant reimbursements accrued at some of our properties owned in both periods; b) an increase in preferred stock dividends in the first five months of fiscal 2009 as a result of the Company's $60 million preferred stock sale in the second quarter of fiscal 2008; c) an increase in operating expenses from both acquired properties and properties held in both periods; d) the timing of percentage rents collected in 2008 when compared with the same period in 2009; and e) an increase in general and administrative expenses offset by: a) a gain on the sale of marketable equity securities of $381,000 during fiscal 2009; b) an increase in operating results at some of the Company's properties as a result of property acquisitions in fiscal 2008; and c) a decrease in interest expense as a result of paying off a $12.1 million mortgage with proceeds from the Company's Facility at a lower rate of interest.

RESULTS OF OPERATIONS

Fiscal 2010 vs. Fiscal 2009

The following information summarizes the Company's results of operations for the year ended October 31, 2010 and 2009 (amounts in thousands):

	Year Ended October 31,				Change Attributable to:	
	2010	2009	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	**$63,419**	$61,178	$2,241	3.7%	$1,367	$ 874
Recoveries from tenants	**20,074**	20,728	(654)	(3.2)%	248	(902)
Mortgage interest and other	**1,023**	744	279	37.5%	2	277
Operating Expenses						
Property operating	**13,626**	13,239	387	2.9%	361	26
Property taxes	**13,682**	13,089	593	4.5%	275	318
Depreciation and amortization	**15,066**	15,366	(300)	(2.0)%	379	(679)
General and administrative	**6,873**	6,350	523	8.2%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	**7,585**	6,695	890	13.3%	182	708
Interest, dividends, and other investment income	**396**	280	116	41.4%	n/a	n/a

Revenues:

Base rents increased by 3.7% to $63.4 million in fiscal 2010 as compared with $61.2 million in the comparable period of 2009. The increase in base rentals and the changes in other income statement line items were attributable to:

Property Acquisitions:

In fiscal 2010, the Company purchased two properties totaling approximately 258,000 square feet of GLA. These properties accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended 2010. The remaining two property acquisitions made by the Company in fiscal 2010 are accounted for under the equity method of accounting and are not included in any of the variance analysis in the preceding charts on the consolidated financial statements.

Properties Held in Both Periods:

The net increase in base rents for properties held during fiscal 2010 compared to the same period in fiscal 2009 was a result of an increase in rental rates for in-place leases for existing tenants over the periods, additional base rent revenue for newly leased spaces in fiscal 2010 that were vacant in parts of fiscal 2009 and 2010; offset by an increase in vacancies occurring in fiscal 2009 at several of the Company's core properties which resulted in a loss in base rental revenue for fiscal 2010 when compared with the corresponding period of fiscal 2009. During fiscal 2010, the Company leased or renewed approximately 834,000 square feet (or approximately 18% of total consolidated property leasable area). At October 31, 2010, the Company's core properties were approximately 94% leased. Overall core property occupancy decreased 1% from 91% at October 31, 2009 to October 31, 2010.

Recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) decreased by $654,000 compared to the same period in fiscal 2009. This decrease was a result of a decrease in the leased percentage at some of the Company's properties that reduced the rate at which the Company could bill and accrue common area maintenance and real estate tax revenue to its tenants under its leases.

Expenses:

Operating expenses for properties held in both periods were relatively unchanged during fiscal 2010 when compared with the same period of fiscal 2009.

Property taxes for properties held in both periods increased by $318,000 during fiscal 2010 when compared to the same period in fiscal 2009 as a result of increased assessments and municipal tax rates on certain properties.

Interest expense for properties held in both periods increased by $708,000 as a result of the Company mortgaging a previously free and clear property in September 2009 in the amount of $17.8 million and increasing the size of another one of its mortgages from approximately $12 million to $18.9 million in May 2009. This increase was offset by scheduled principal payments on mortgage notes payable and the repayment of a mortgage note payable in the amount of $5.2 million in December 2009 (fiscal 2010).

Depreciation and amortization expense from properties held in both periods decreased by $679,000 in fiscal 2010 compared to the corresponding period of fiscal 2009 as a result of the acceleration of depreciation and amortization on tenant improvements and deferred leasing charges related to two lease terminations in the first quarter of fiscal 2009.

General and administrative expenses increased by $523,000 or 8.2% in fiscal 2010 compared to the corresponding periods in fiscal 2009, primarily due to an increase in restricted stock compensation amortization expense.

Fiscal 2009 vs. Fiscal 2008

	Year Ended October 31,				Change Attributable to:	
	2009	2008	Increase (Decrease)	% Change	Property Acquisitions	Properties Held In Both Periods
Revenues						
Base rents	$61,178	$61,008	$ 170	0.3%	$1,652	$(1,482)
Recoveries from tenants	20,728	18,938	1,790	9.5%	1,139	651
Mortgage interest and other	744	849	(105)	(12.4)%	49	(154)
Operating Expenses						
Property operating	13,239	12,937	302	2.3%	495	(193)
Property taxes	13,089	12,059	1,030	8.5%	332	698
Depreciation and amortization	15,366	14,374	992	6.9%	469	523
General and administrative	6,350	5,853	497	8.5%	n/a	n/a
Non-Operating Income/Expense						
Interest expense	6,695	7,012	(317)	(4.5)%	513	(830)
Interest, dividends, and other investment income	280	318	(38)	(11.9)%	n/a	n/a

Revenues:

Base rents increased by 0.3% to $61.2 million in fiscal 2009 as compared with $61.0 million in the comparable period of 2008. The increase in base rentals and the changes in other income statement line items were attributable to:

Property Acquisitions:

During fiscal 2009 and 2008, the Company purchased or acquired interests in eight properties totaling 226,000 square feet of GLA. These properties accounted for all of the revenue and expense changes attributable to property acquisitions during the fiscal year ended October 31, 2009.

Properties Held in Both Periods:

The decrease in base rents for properties held during fiscal year ended October 31, 2009 compared to the same period in fiscal 2008, reflects an increase in vacancies occurring in fiscal 2009 and 2008 at several of the Company's core properties offset by an increase in rental rates for in-place leases over the period. During the fiscal year ended 2009, the Company leased or renewed approximately 601,000 square feet (or approximately 15.4% of total property leasable area). At October 31, 2009, the Company's core properties were approximately 92% leased. Overall core property occupancy decreased to 91% at October 31, 2009 from 93% at October 31, 2008.

Recoveries from tenants for properties owned in both periods (which represents reimbursements from tenants for operating expenses and property taxes) increased by $651,000 when compared to the same period in fiscal 2008. This increase was a result of an increase in property tax expense for properties held in both periods caused by increased assessments and municipal tax rate increases on certain properties.

Expenses:

Operating expenses for properties held in both periods were relatively unchanged during fiscal 2009 when compared with the same period of fiscal 2008.

Property taxes for properties held in both periods increased by $698,000 or 5.8% during fiscal 2009 when compared to the same period of fiscal 2008 as a result of increased assessments and municipal tax rates on certain properties.

Depreciation and amortization expense from properties held in both periods increased $523,000 during fiscal 2009 when compared to the same period of fiscal 2008 as a result of depreciation on $24 million in acquisitions in fiscal 2008 and the acceleration of depreciation and amortization on tenant improvements and deferred leasing charges related to two tenants who went bankrupt and vacated their spaces in fiscal 2009.

General and administrative expenses increased by $497,000 in fiscal 2009 when compared to the same periods in fiscal 2008, primarily due to an increase in legal and professional, consulting and restricted stock compensation amortization expense.

Interest expense for properties held in both periods decreased by $830,000 during fiscal 2009 when compared to the same period of fiscal 2008 as a result of scheduled principal payments on mortgage notes payable and the repayment of $23.4 million in mortgage notes payable in 2009; offset by two new mortgages entered into by the Company in the amount of $36.7 million in May and July of fiscal 2009.

Assets Held for Sale and Discontinued Operations:

In fiscal 2009, the Company completed the negotiations on a contract to sell two properties for a sales price, including closing costs, of $8.1 million. In accordance with Generally Accepted Accounting Principles ("GAAP"), the Company adjusted the carrying value of the property to $8.1 million and realized a loss on asset held for sale of approximately $155,000. Subsequent to fiscal 2009, the aforementioned contract was terminated and the Company completed negotiations on a new contract with a different buyer to sell the two properties for a sales price, including closing costs, of $7.8 million. In accordance with GAAP, the Company further adjusted the carrying value of the property to $7.8 million and realized a loss on asset held for sale of approximately $300,000. The $300,000 in fiscal 2010 and the $155,000 in fiscal 2009 are included in other expense on the accompanying consolidated statement of income for those periods, respectively, as the Company determined that the amount of loss, operations and revenue of the property were insignificant to disclose separately as discontinued operations.

In fiscal 2009, the Company sold a 3,400 square foot vacant retail property located in Eastchester, New York for a sales price of approximately $925,000. This property was acquired by the Company in fiscal 2008 and there was no significant gain or loss recorded on the sale. The property had no operating activity and accordingly the Company will not report any discontinued operations.

INFLATION

The Company's long-term leases contain provisions to mitigate the adverse impact of inflation on its operating results. Such provisions include clauses entitling the Company to receive (a) scheduled base rent increases and (b) percentage rents based upon tenants' gross sales, which generally increase as prices rise. In addition, many of the Company's non-anchor leases are for terms of less than ten years, which permits the Company to seek increases in rents upon renewal at then current market rates if rents provided in the expiring leases are below then existing market rates. Most of the Company's leases require tenants to pay a share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

ENVIRONMENTAL MATTERS

Based upon management's ongoing review of its properties, management is not aware of any environmental condition with respect to any of the Company's properties that would be reasonably likely to have a material adverse effect on the Company. There can be no assurance, however, that (a) the discovery of environmental conditions, which were previously unknown, (b) changes in law, (c) the conduct of tenants or (d) activities relating to properties in the vicinity of the Company's properties, will not expose the Company to material liability in the future. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of the Company's tenants, which could adversely affect the Company's financial condition and results of operations.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that: relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; provide reasonable assurance of the recording of all transactions necessary to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles and the proper authorization of receipts and expenditures in accordance with authorization of the Company's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on its assessment, management determined that the Company's internal control over financial reporting was effective as of October 31, 2010. The Company's independent registered public accounting firm, PKF LLP, has audited the effectiveness of the Company's internal control over financial reporting, as indicated in their attestation report which is included on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Urstadt Biddle Properties Inc.

We have audited Urstadt Biddle Properties Inc.'s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Urstadt Biddle Properties Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Urstadt Biddle Properties Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Urstadt Biddle Properties Inc. as of October 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2010 and our report dated January 13, 2011 expressed an unqualified opinion thereon.

New York, New York
January 13, 2011

/s/PKF LLP

Tax Status

The following tables set forth the dividends declared per Common share and Class A Common share and tax status for Federal income tax purposes of the dividends paid during the fiscal years ended October 31, 2010 and 2009:

	Common Shares			Class A Common Shares		
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion
January 22, 2010	$.220	$.161	$.059	$.2425	$.1771	$.0654
April 16, 2010	$.220	$.161	$.059	$.2425	$.1771	$.0654
July 16, 2010	$.220	$.161	$.059	$.2425	$.1771	$.0654
October 15, 2010	$.220	$.161	$.059	$.2425	$.1771	$.0654
	$.88	$.644	$.236	$.97	$.7084	$.2616

	Common Shares				Class A Common Shares			
Dividend Payment Date	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Capital Gain	Gross Dividend Paid Per Share	Ordinary Income	Non-Taxable Portion	Capital Gain
January 16, 2009	$.2175	$.1385	$.075	$.004	$.240	$.154	$.082	$.004
April 17, 2009	$.2175	$.1385	$.075	$.004	$.240	$.154	$.082	$.004
July 17, 2009	$.2175	$.1385	$.075	$.004	$.240	$.154	$.082	$.004
October 16, 2009	$.2175	$.1385	$.075	$.004	$.240	$.154	$.082	$.004
	$.87	$.554	$.300	$.016	$.96	$.616	$.328	$.016

The Company has paid quarterly dividends since it commenced operations as a real estate investment trust in 1969. During the fiscal year ended October 31, 2010, the Company made distributions to stockholders aggregating $0.88 per Common share and $0.97 per Class A Common share. On December 15, 2010, the Company's Board of Directors approved the payment of a quarterly dividend payable January 21, 2011 to stockholders of record on January 7, 2011. The quarterly dividend rates were declared in the amounts of $0.2225 per Common share and $0.2450 per Class A Common share.

Market Price Ranges

Shares of Common Stock and Class A Common Stock of the Company are traded on the New York Stock Exchange under the symbols "UBP" and "UBA," respectively. The following table sets forth the high and low closing sales prices for the Company's Common Stock and Class A Common Stock during the fiscal years ended October 31, 2010 and 2009 as reported on the New York Stock Exchange:

	Fiscal Year Ended October 31, 2010		Fiscal Year Ended October 31, 2009	
	Low	**High**	Low	High
Common shares:				
First Quarter	**$13.07**	**$15.65**	$11.65	$16.60
Second Quarter	**$13.45**	**$15.50**	$ 9.59	$14.70
Third Quarter	**$13.68**	**$15.58**	$11.54	$14.50
Fourth Quarter	**$14.73**	**$16.75**	$12.70	$15.11
Class A Common shares:				
First Quarter	**$13.72**	**$15.61**	$12.82	$17.39
Second Quarter	**$14.49**	**$17.38**	$10.08	$16.05
Third Quarter	**$15.72**	**$17.85**	$12.46	$16.19
Fourth Quarter	**$16.96**	**$19.55**	$14.24	$16.21

Performance Graph

The following graph compares, for the five-year period beginning October 31, 2005 and ended October 31, 2010, the Company's cumulative total return to holders of the Company's Class A Common Shares and Common Shares with the returns for the NAREIT All—REIT Total Return Index (a peer group index) published by the National Association of Real Estate Investment Trusts (NAREIT) and for the S&P 500 Index for the same period.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Urstadt Biddle Properties Inc., the S&P 500 Index
and the FTSE NAREIT All REITs Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/05
10/06
10/07
10/08
10/09
10/10
Urstadt Biddle Properties Inc.
Urstadt Biddle Properties Inc.—Class A
S&P 500
FTSE NAREIT All REITs

*$100 invested on 10/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending October 31.

	10/05	10/06	10/07	10/08	10/09	10/10
Urstadt Biddle Properties Inc.	100.00	109.70	109.35	108.87	98.17	123.84
Urstadt Biddle Properties Inc.—Class A	100.00	121.57	111.27	116.16	111.90	154.39
S&P 500	100.00	116.34	133.28	85.17	93.52	108.97
FTSE NAREIT All REITs	100.00	135.56	131.60	79.19	80.72	113.72

The stock price performance shown on the graph is not necessarily indicative of future price performance.

DIRECTORS

CHARLES J. URSTADT
Chairman
Urstadt Biddle Properties Inc.

ROBERT R. DOUGLASS
Vice Chairman
Urstadt Biddle Properties Inc.
Of Counsel, Milbank, Tweed, Hadley and McCloy

WILLING L. BIDDLE
President
Urstadt Biddle Properties Inc.

E. VIRGIL CONWAY
Retired Chairman
New York State Metropolitan Transportation Authority

PETER HERRICK
Retired Vice Chairman
The Bank of New York

GEORGE H.C. LAWRENCE
Chairman and
Chief Executive Officer
Lawrence Properties

ROBERT J. MUELLER
Retired Senior Executive Vice President
The Bank of New York

CHARLES D. URSTADT
President
Urstadt Property Company, Inc.

KEVIN J. BANNON
Managing Director
Highmount Capital LLC

DIRECTOR EMERITUS
JAMES O. YORK

OFFICERS

CHARLES J. URSTADT
Chairman and
Chief Executive Officer

WILLING L. BIDDLE
President and
Chief Operating Officer

THOMAS D. MYERS
Executive Vice President,
Chief Legal Officer and Secretary

JOHN T. HAYES
Senior Vice President,
Chief Financial Officer
and Treasurer

JAMES M. ARIES
Senior Vice President
Acquisitions and Leasing

LINDA L. LACEY
Senior Vice President
Leasing

WAYNE W. WIRTH
Senior Vice President
Management and Construction

DIANE MIDOLLO
Vice President
Controller

STEPHAN RAPAGLIA
Vice President,
Real Estate Counsel and
Assistant Secretary

ANDREW ALBRECHT
Assistant Vice President,
Management and Construction

HEIDI R. BRAMANTE
Assistant Vice President and
Assistant Controller

JOHN GRILLO
Assistant Vice President and
Superintendent of Maintenance

JANINE IAROSSI
Assistant Vice President and
Insurance and Benefit
Administrator

DANIEL LOGUE
Assistant Vice President,
Management and Construction

SUZANNE MOORE
Assistant Vice President and
Billing Manager

JOANNA ROTONDE
Assistant Vice President,
Acquisitions and Leasing

CORPORATE INFORMATION

Securities Traded

New York Stock Exchange
Symbols: UBA, UBP, UBPPRC and UBPPRD
Stockholders of Record as of December 31, 2010:
Common Stock: 958 and
Class A Common Stock: 953

Annual Meeting

The annual meeting of stockholders will be held at 2:00 P.M. on March 10, 2011 at Doral Arrowwood, Rye Brook, New York.

Form 10-K

A copy of the Company's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained by stockholders without charge by writing to the Secretary of the Company at its executive office.

Shareholder Information and Dividend Reinvestment Plan

Inquiries regarding stock ownership, dividends or the transfer of shares can be made by writing to our Transfer Agent, The Bank of New York Mellon, Shareowner Services Department, P.O. Box 11258, New York, NY 10286-1258 or by calling toll-free at 1-800-524-4458. The Company has a dividend reinvestment plan which provides stockholders with a convenient means of increasing their holdings without incurring commissions or fees. For information about the plan, stockholders should contact the Transfer Agent. Other shareholder inquiries should be directed to Thomas D. Myers, Secretary, telephone (203) 863-8200.

Investor Relations

Investors desiring information about the Company can contact Jillian Ponte, Investor Relations, telephone (203) 863-8200. Investors are also encouraged to visit our website at: www.ubproperties.com

Independent Registered Public Accounting Firm

PKF LLP

General Counsel

Baker & McKenzie LLP

Internal Audit

Berdon LLP, CPAs and Advisors

Executive Office of the Company

321 Railroad Avenue
Greenwich, CT 06830
Tel: (203) 863-8200
Fax: (203) 861-6755
Web site: www.ubproperties.com

Memberships

National Association of Real Estate Investment Trusts, Inc. (NAREIT)
International Council of Shopping Centers (ICSC)


BATH & BODY WORKS
Townline Square
Meriden, Connecticut


Danbury Square
Danbury, Connecticut


Goodwives Shopping Center
Darien, Connecticut


STAPLES
Ridgeway Shopping Center
Stamford, Connecticut

We have always believed—

We are the RIGHT Company.

In the RIGHT Business.

In the RIGHT Place.

At the RIGHT Time.



URSTADT BIDDLE
PROPERTIES INC.
321 RAILROAD AVENUE
GREENWICH, CONNECTICUT 06830